UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Pharmanetics, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    71713J107
                                 (CUSIP Number)

                            Gregory Maloblocki, Esq.
                               Bayer Corporation
                                63 North Street
                                 Medfield, MA
                                  02052-1688

                                with a copy to:
                             Marilyn Mooney, Esq.
                           Fulbright & Jaworski L.L.P.
                           801 Pennsylvania Avenue, NW
                           Washington, D.C.  20004-2615
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 23, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71713J107                                        Page 2 of 9 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Corporation

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS
           WC.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.0%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  71713J107                                       Page 3 of 9 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Aktiengesellshaft

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS
           NA

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.0%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  71713J107                                          Page 4 of 9 Pages

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, no par value per share (the "Common Stock"), of Pharmanetics, Inc., a North Carolina corporation (the "Issuer"), which has its principal executive offices at 9401 Globe Center Drive, Suite 140, Morrisville, NC 27560. The Issuer is the successor to Cardiovascular Diagnostics Inc. ("Cardiovascular") by a merger on December 2, 1998 done for the purpose of creating a holding company structure. As a result, Cardiovascular became a wholly owned subsidiary of the Issuer through a one-to-one exchange of shares of common stock.

Item 2.  Identity and Background.

     This Statement is being filed by Bayer Corporation (the "Company"), an Indiana Corporation with its principal executive offices located at 100 Bayer Road, Pittsburgh, Pennsylvania 15205-9741. The Company is the successor by merger on April 1, 1999 to Chiron Diagnostics Corporation ("Chiron"), a Delaware corporation. The Company had previously purchased all of the outstanding capital stock of Chiron on November 30, 1998. On September 8, 1998, Chiron filed a
Schedule 13D as to its beneficial ownership of shares of common stock of Cardiovascular, predecessor to Pharmanetics as described in Item 1 above. This
Schedule 13D is, in effect, an amendment to the Schedule 13D filed by Chiron, but now filed as a Schedule 13D by the Company as Chiron's successor by merger.

     This statement is also being filed by Bayer Aktiengesellshaft ("Bayer"), a German corporation with its principal offices located in Leverkusen, Germany. Bayer is a German pharmaceutical and chemical company. The Company is a wholly owned subsidiary of Bayer. Information as to the executive officers and directors of the Company is set forth in Exhibit A hereto and information as to the executive officers and directors of Bayer is set forth in Exhibit B hereto.

     During the past five years, neither the Company or Bayer nor, to the Company's knowledge, any of the persons listed in Exhibit A nor, to Bayer's knowledge, any of the persons listed in Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither the Company or Bayer nor, to the Company's knowledge, any of the persons listed in Exhibit A nor, to Bayer's knowledge, any of the persons listed in Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of funds used by the Company to purchase the shares of Common Stock was the working capital of the Company. The Company paid $17,400,000.00 to acquire 1,450,000 shares of Common Stock (the "Shares").

Item 4.  Purpose of Transaction.

     On May 1, 2001 the Company acquired the Shares pursuant to a Stock Purchase Agreement dated April 23, 2001 between the Company and the Issuer (the "Agreement"). The Agreement is filed as an Exhibit to this statement on
Schedule 13D.

CUSIP No.  71713J107                                      Page 5 of 9 Pages


     Also on April 23, 2001, the Company and the Issuer entered into an amended distribution agreement (the "Distribution Agreement"). Under the Distribution Agreement, in the United States the Company retains exclusive rights from the Issuer to sell and market routine coagulation products. The Issuer will be primarily responsible for sales, marketing, and technical support activities for Theranostic products in the United States. The Company acquired non-exclusive rights in the United States for Theranostic products and in exchange for a service fee will provide the Issuer with administrative services for billing, collections and phone support. The Company retains exclusive rights from the Issuer to sell and market Theranostic products outside the United States. The Issuer has filed a copy of the Distribution Agreement with the SEC as an exhibit to its Current Report on Form 8-k filed April 27, 2001.

     The Company acquired the Shares for investment purposes. The Company's right to sell the Shares and to acquire additional shares of Common Stock is limited by the Agreement (see Item 6 below). Subject to the Agreement, the Company and Bayer intend to review the investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Company and Bayer, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Shares or other shares of Common Stock hereafter acquired by the Company and Bayer to one or more purchasers.

     Pursuant to and subject to the limitations described therein, the Company has the right to nominate one representative to the board of directors of the Issuer. The number of nominees may be increased to two nominees in the event of an increase in the size of the Issuer's Board of Directors to nine or more members and may be reduced to none based on the Company's equity ownership level in the Issuer. The Issuer has agreed that under no circumstances shall any holder of the Issuer's capital stock (other than an individual) that beneficially owns fewer shares of the Issuer's voting securities than the Company be entitled to nominate, nor shall the Issuer nominate, more representatives of such holder to the Board of Directors than the Company is entitled to nominate.

     The Issuer has agreed that it will not, prior to January 1, 2003, make or recommend to its shareholders any amendment to the Issuer's Articles of Incorporation or Bylaws which would impose limitations on the legal rights of the Company as a shareholder (other than those imposed pursuant to this Agreement) based upon the size of security holding permitted under this Agreement, the business in which a security holder is engaged or other considerations applicable to the Company and not to security holders generally.

     Except as described above, neither the Company nor Bayer has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. The Company and Bayer may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.  71713J107                                     Page 6 of 9 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The Company beneficially owns 2,050,000 shares of Common Stock. As the Company is a wholly owned subsidiary of Bayer, Bayer also beneficially owns the same 2,050,000 shares of Common Stock. This number of shares represents 22.0% of the outstanding shares as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or 19.9% of the outstanding voting shares as defined under the North Carolina Shareholder Protection Act. To the best knowledge of each of the Company and Bayer, no director or executive officer of either the Company or Bayer beneficially owns any shares of Common Stock.

     (b) As the Company is a wholly owned subsidiary of Bayer, the Company and Bayer share voting and investment power over the 2,050,000 shares.

     (c) Other than the transactions contemplated by the Agreement described herein, neither the Company or Bayer nor, to the best knowledge of the Company or Bayer, any director or executive officer of the Company or Bayer, has effected any transactions in the Common Stock during the past 60 days.

     (d) No person, other than the Company, has the right to receive dividends from the Common Stock and no person other than the Company has the right to receive the proceeds from the sale of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

     The Agreement requires the Company not to exceed 20% beneficial ownership without the Issuer's consent, except in certain circumstances. The Company has certain preemptive rights pursuant to the Agreement as more fully described therein. If the Issuer proposes the issuance of certain new securities, then, except in certain circumstances more fully described in the Agreement, prior to each such issuance of such new securities, the Issuer shall offer to the Company a pro rata share of such new securities. The Agreement thus allows the Company to acquire additional shares of Common Stock in order to maintain its equity ownership level. In the event the Issuer repurchases shares of voting securities, including any redemption of its Series A Convertible Preferred Stock, the Issuer shall offer to purchase such number of shares from the Company on a pro rata basis as necessary to ensure that its ownership does not exceed 20% of the Issuer's voting shares.

CUSIP No.  71713J107                                    Page 7 of 9 Pages

     Prior to the first anniversary of the purchase of the Shares, the Company may not sell, transfer or otherwise dispose of any Shares except in certain circumstances more fully described in the Agreement. The Agreement also contains certain restrictions on the transfer of Common Stock held by the Company and grants the Issuer a right of first refusal with respect to certain such transfers. The Issuer has agreed to provide the Company certain registration rights for the Shares. The Company has the right to two demand registrations. The Issuer may postpone a demand registration under the circumstances specified in the Agreement.

     As more fully specified in the Agreement, the Company has Agreed that it will not deposit the Issuer's voting securities into a voting trust or (except as provided in the Agreement) make any similar arrangements regarding the Issuer's voting securities, engage in a proxy contest or solicitation, or participate in a group with other holders of the Issuer's voting securities.

     The Agreement grants the Company certain rights to nominate directors to the Issuer's Board of Directors as set forth in Item 4 above. The Company has agreed to vote its shares of Common Stock for the election of the slate of nominees proposed by the Issuer's Board for election to its Board of Directors (so long as the Company's nominees are included in such slate and the Issuer has otherwise complied with its covenants regarding Board membership) and in accordance with the direction of the Board on any non-Company sponsored shareholder proposal. The Company is otherwise free to vote its shares as it elects.

     Upon the occurrence of certain events involving a possible Change in Control Transaction (as defined in the Agreement) certain of the restrictions and rights set forth above and in the Agreement are modified or terminated and certain additional rights may come into effect. If the price per share to be paid to shareholders of the Issuer in connection with certain Change in Control Transactions (the "Change in Control Price Per Share") is less than the purchase price per share as to the Shares or $10.00 per share as to the 600,000 shares previously acquired (the "Original Shares") and the Company is not in default under the Distribution Agreement through the date of the Change in Control (as defined in the Agreement), then the Issuer shall be obligated to pay the Company (a) for each of the Shares the Company then holds, an amount equal to the purchase price per share minus the Change in Control Price Per Share, and
(b) for each of the Original Shares the Company then holds, an amount equal to $10.00 per Original Share minus the Change in Control Price Per Share, such amounts to be paid to the Company in addition to the Change in Control Price Per Share to be received in connection with the Change in Control Transaction; provided that the covenant shall terminate as to any proposal for a Change in Control Transaction initiated after December 31, 2002, except with respect to closing of a proposal or Change in Control Transaction initiated prior to December 31, 2002.

     The Agreement amends the covenants (except the one year holding period) contained in that certain Stock Purchase Agreement between Chiron and Cardiovascular dated August 28, 1998 pursuant to which Chiron purchased 600,000 shares of common stock in Cardiovascular that were thereafter exchanged on a one-for-one basis for shares of Common Stock of the Issuer.

     The description of the Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit to this statement on
Schedule 13D.

CUSIP No.  71713J107                                      Page 8 of 9 Pages


Item 7.  Material to be Filed as Exhibits.


               Exhibit A    Information  concerning  the  Company's  executive
                            officers and directors.
               Exhibit B    Information  concerning Bayer's executive officers
                            and directors.
               Exhibit C    Common Stock Purchase Agreement made as of
                            April 23, 2001 between Pharmanetics, Inc.
                            and Bayer Corporation

CUSIP No.  71713J107                                     Page 9 of 9 Pages



                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true and correct.

Date:  May 3, 2001                     BAYER CORPORATION


                                    By:  /s/ Rolf A. Classon
                                         ------------------------
                                         Rolf A. Classon
                                         Executive Vice President

                                         BAYER AKTIENGESELLSHAFT


                                    By:  /s/ Dr. Roland Hartwig
                                         ------------------------
                                         Dr. Roland Hartwig
                                         General Counsel

                                                                       Exhibit A


                DIRECTORS AND EXECUTIVE OFFICERS OF BAYER CORPORATION

     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Bayer Corporation are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205-9741. All the directors and executive officers listed below are citizens of the United States, except for Dr. Attila Molnar, Dr. Frank-Joachim Morich, Werner Wenning, Gunter Hilken, H.H. Wehmeier, Dr. Wolfgang Plischke, Dr. Frank Wenzel, and Heinz Heumueller, who are citizens of the Federal Republic of Germany, Emil Lansu, who is a citizen of The Netherlands, and Rolf Classon, who is a citizen of Sweden.

NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                   -------------------------------------------
Dr. Attila Molnar.........................  Chairman, Board of Directors;
  Bayer AG;                                 Member, Board of Management, Bayer AG.
  51368 Leverkusen, Germany
Dr. Frank-Joachim Morich                    Member, Board of Directors;
  Bayer AG                                  Member, Board of Management, Bayer AG.
  51368 Leverkusen, Germany
Werner Wenning                              Member, Board of Directors;
  Bayer AG                                  Member, Board of Management, Bayer AG.
  51368 Leverkusen, Germany
H.H. Wehmeier.............................  Member, Board of Directors; President and
                                            Chief Executive Officer, Bayer Corporation.
Joseph A. Akers...........................  Executive Vice President, Chief
                                            Administrative Officer, Bayer Corporation.
                                            Chief Financial Officer, Bayer Corporation.
Gary Balkema..............................  President, Consumer Care Business Group,
  Bayer Corporation                         Bayer Corporation.
  36 Columbia Road
  P.O. Box 1910
  Morristown, NJ 07962
Nicholas T. Cullen, Jr. ..................  Executive Vice President and President,
                                            Plastics Division, Bayer Corporation.
R.D. Fuchs................................  Executive Vice President and Chief Technology
                                            Officer, Bayer Corporation.
Gunter Hilken.............................  Executive Vice President and President,
  Bayer Corporation                         Fibers, Additives & Rubber Division, Bayer
  2603 West Market Street                   Corporation.
  Akron, OH  44313
Emil Lansu................................  Executive Vice President and
  Bayer Corporation                         President, Agriculture Division,
  8400 Hawthorn Road                        Bayer Corporation.
  Kansas City, MO 64120





NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                 -------------------------------------------

Leslie F. Nute............................  Senior Vice President, General Counsel and
                                            Secretary, Bayer Corporation.
Howard W. Reed............................  Senior Vice President, Human Resources, Bayer
                                            Corporation.
Dr. Frank Wenzel..........................  Senior Vice President and Controller, Bayer
                                            Corporation.
Dr. John L. Williams......................  Executive Vice President, Bayer Corporation,
                                            President, Coatings and Colorants Division,
                                            Bayer Corporation.
Margo Barnes..............................  Senior Vice President, Corporate
                                            Communications, Bayer Corporation.
Dr. Wolfgang Plischke.....................  Executive Vice President and President
  400 Morgan Lane                           Pharmaceutical Division, Bayer Corporation.
  West Haven, CT 06516
Lawrence D. Stern.........................  Executive Vice President, Bayer Corporation.
Jon R. Wyne...............................  Senior Vice President and Treasurer, Bayer
                                            Corporation.
Rolf Classon..............................  Executive Vice President and
  Bayer Corporation                         President -- Diagnostics, Bayer Corporation.
  511 Benedict Avenue
  Tarrytown, NY 10591
Paul F. Wright                              Vice President - Tax Department,
                                            Bayer Corporation
Heinz Heumueller                            Executive Vice President, Bayer Corporation.








                                                                       Exhibit B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                   BAYER AG


     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Bayer AG are set forth below.
Unless otherwise indicated, the business address of each such director or executive officer is Bayer Aktiengesellschaft, D-51368 Leverkusen, Federal
Republic of Germany. All the directors and executive officers listed below are citizens of the Federal Republic of Germany, except for Dr. Pol Bamelis and Dr.
Andre Leysen, who are citizens of Belgium, and Loedewijk van Wachem, who is a citizen of The Netherlands.

NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                 -------------------------------------------
Dr. Manfred Schneider.....................  Chairman, Board of Management.
Dr. Pol Bamelis...........................  Member, Board of Management.
Dr. Attila Molnar.........................  Member, Board of Management; Member, Board of
                                            Directors, Bayer Corporation.
Dr. Frank-Joachim Morich..................  Member, Board of Management; Member, Board of
                                            Directors, Bayer Corporation.
Dr. Udo Oels..............................  Member, Board of Management.
Werner Spinner............................  Member, Board of Management.
Werner Wenning............................  Member, Board of Management; Member, Board of
                                            Directors, Bayer Corporation.
Dr. Gottfried O. Zaby.....................  Member, Board of Management.
Hermann Josef Strenger....................  Chairman, Supervisory Board.
Erhard Gipperich..........................  Vice Chairman, Supervisory Board;
                                            Chairman, Works Council.
Petra Brayer..............................  Member, Supervisory Board; Vice-Chairman,
  Bayer Faser GmbH                          Works Council, Bayer Faser GmbH.
  41538 Dormagen, Germany
Karl Josef Ellrich........................  Member, Supervisory Board; Chairman, Works
                                            Council, Dormagen plant, Bayer AG.
Detlef Fahlbusch..........................  Member, Supervisory Board; Regional President
  IG BCE Nordrhein                          Northrhein of Mining, Chemical and Energy
  40476 Dusseldorf, Germany                 Industrial Trade Union of Germany.
Dr. Martin Kohlhaussen....................  Member, Supervisory Board; Chairman of
  Commerzbank Aktiengesellschaft            the Board of Managing Directors of
  60261 Frankfurt am Main, Germany          Commerzbank AG.
Hilmar Kopper.............................  Member, Supervisory Board; Chairman,
  Deutsche Bank AG                          Supervisory Board, Deutsche Bank AG.
  60325 Frankfurt, Germany
Petra Kronen..............................  Member, Supervisory Board;
  Rheinuferstrasse 7-9                      Chairman, Works Council, Uerdingen
  47829 Krefeld, Germany                    plant, Bayer AG.
Dr. Manfred Lennings......................  Member, Supervisory Board; Industrial
  Schmachtenbergstrasse 142                 Consultant.
  45219 Essen, Germany



NAME AND BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                  -------------------------------------------

Dr. h.c. Andre Leysen.....................  Member, Supervisory Board; Chairman, Board of
  Agfa-Gevaert N.V.                         Directors, Agfa-Gevaert N.V.
  Septestraat 27
  B-2640 Mortsel, Belgium
Dr. h.c. Helmut Maucher...................  Member, Supervisory Board.
  Nestle-Haus
  60528 Frankfurt, Germany
Rolf Nietzard.............................  Member, Supervisory Board; Member of Works
                                            Council, Leverkusen Plant, Bayer AG.
Dr. Heinrich Pierer von Esch..............  Member, Supervisory Board; Chairman of the
  Siemens AG                                Managing Board, President and Chief Executive
  80333 Munchen, Germany                    Officer, Siemens AG.
Waltraud Schlaefke........................  Member, Supervisory Board; Vice-Chairman,
  Wolff Walsrode AG                         Works Council, Wolff Walsrode AG.
  29655 Walsrode, Germany
Hubertus Schmoldt.........................  Member, Supervisory Board; President,
  IG Bergbau, Chemie, Energie               Executive Board, Mining, Chemical and Energy
  Konigsworther Platz 6                     Industrial Trade Union of Germany.
  30167 Hannover, Germany
Dieter Schulte............................  Member, Supervisory Board; President, German
  German Trade Union Federation DGB         Trade Union Federation-DGB.
  10178 Berlin, Germany
Dr. Eugen Velker                            Head of Technical Coordination TDI,
                                            Polyurethanes
Loedewijk van Wachem......................  Member, Supervisory Board; Chairman,
  Carel van Bylandtlaan 30                  Supervisory Board, Royal Dutch
  NL-2596 HR The Hague, Netherlands         Petroleum Company.
Professor Dr. Ernst-Ludwig Winnacker......  Member, Supervisory Board; President, German
  Deutsche Forschungsgemeinschaft           Science Foundation.
  53170 Bonn, Germany
Dr. Hermann Wunderlich....................  Member, Supervisory Board.
  Arndtstrabe 8
  51519 Odenthal, Germany

                                                                       Exhibit C

                         COMMON STOCK PURCHASE AGREEMENT

         This Common Stock Purchase Agreement (the "Agreement") is made as of April 23, 2001, between Pharmanetics, Inc, a North Carolina corporation (the "Company"), and Bayer Corporation, an Indiana corporation (the "Purchaser").

     Section 1. Authorization and Sale of Common Stock

     1.1 Authorization. The Company has authorized the sale and issuance to Purchaser of up to one million, four hundred fifty thousand (1,450,000) shares of its Common Stock, no par value per share (the "Common Stock").

     1.2 Sale of Common Stock. Subject to the terms and conditions hereof, the Company will issue and sell to the Purchaser and the Purchaser will buy from the Company one million, four hundred fifty thousand (1,450,000) shares of Common Stock (the "Shares") at a per share purchase price of $12.00 (the "Purchase Price Per Share"), for an aggregate purchase price of seventeen million, four hundred thousand dollars ($17,400,000.00).

     Section 2. Closing Date; Delivery

     2.1 Closing Date. The Closing of the purchase and sale of the Shares hereunder (the "Closing") shall be held at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina, at 12:00 p.m. on May 1, 2001, or at such other time, date and place upon which the Company and the Purchaser shall mutually agree (the date of the Closing is hereinafter referred to as the "Closing Date").

     2.2 Delivery. At the Closing, the Company will deliver to the Purchaser a certificate or certificates representing the Shares against payment of the purchase price therefor by wire transfer of immediately available funds or by certified or cashier's check drawn on a United States bank, payable to the Company in the amount of the applicable purchase price. The certificate or certificates shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the "Securities Act"), and referring to restrictions on transfer and rights of first refusal herein, such legend to be substantially as follows:

          The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended. Such shares may not be sold or transferred in the absence of such registration or an opinion of counsel satisfactory to the Company as to the availability of an exemption from registration.

          The shares represented by this certificate are subject to restrictions on transfer, including any sale, pledge or other hypothecation, set forth in an agreement between the Company and Bayer Corporation, a copy of which agreement may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the Company at the Company's principal executive offices.

     Section 3. Representations and Warranties of the Company

     The Company hereby represents and warrants to the Purchaser as follows:

     3.1 Organization. The Company and each of its Subsidiaries is a corporation duly organized and validly existing under the laws of the State of North Carolina and is in good standing under such laws. The Company and each of its Subsidiaries has requisite corporate power and authority to own, lease and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company and each of its Subsidiaries is qualified to do business as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its business requires such qualification, except where failure to so qualify would not have a Material Adverse Effect. The Company has furnished to the Purchaser true and correct copies of the Articles of Incorporation and Bylaws as amended of the Company and each of its Subsidiaries and will furnish upon request to the Purchaser true and correct copies of any amendments thereto through the term of this Agreement. The Company has two subsidiaries, Cardiovascular Diagnostics, Inc. and Coeur Laboratories, Inc., each of which is wholly-owned by the Company. References in Section 3 to the Company shall be deemed to include, where appropriate, and to be given separately with respect to, the Company and each Subsidiary.

     3.2 Capitalization. The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, no par value per share, of which 7,869,285 shares were issued and outstanding as of April 23, 2001 and 1,000,000 shares of preferred stock, no par value, of which 120,000 shares designated as Series A Convertible Preferred Stock (the "Preferred Stock") have been issued and 97,500 shares of Preferred Stock were issued and outstanding as of April 23, 2001. All such issued and outstanding shares have been duly authorized and validly issued and are fully paid and non-assessable. Upon Closing, the Company shall have at least 10,294,285 "voting shares" within the meaning of the North Carolina Shareholder Protection Act. The Company has reserved an additional (a) 1,477,399 shares of its Common Stock for issuance to employees, officers, directors and consultants to the Company as may be determined by the Company's Board of Directors from time to time pursuant to its stock option plans, of which 1,311,898 shares were subject to outstanding options as of April 23, 2001 (b) 975,000 shares of its Common Stock for issuance to holders of the Preferred Stock upon conversion thereof, and (c) 251,000 shares of Common Stock for issuance to holders of the Warrants upon exercise thereof. There are no other options, warrants, conversion privileges or other contractual rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company's or of any Subsidiary's capital stock or other securities.

     3.3 Authorization. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company and its Board of Directors necessary for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of shares of Common Stock contemplated hereby, and the performance of the Company's obligations hereunder has been taken. No approval of the holders of capital stock of the Company is necessary under any laws or under requirements of NASDAQ for the authorization, execution, delivery and performance of this Agreement by the Company, the authorization, sale, issuance and delivery of shares of Common Stock contemplated hereby, and the performance of the Company's obligations hereunder. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Upon the issuance and delivery of the Shares as contemplated by this Agreement, the Shares will be validly issued, fully paid and nonassessable. The issuance and sale of the Shares contemplated hereby will not give rise to any preemptive rights or rights of first refusal in existence on the date hereof on behalf of any person. There are no preemptive rights, rights of first refusal or other similar rights on behalf of any Person under any provision of applicable law or any provision of the Articles of Incorporation or Bylaws of the Company or of any agreement or instrument to which the Company is a party or by which the Company is bound in respect of any capital stock or other securities of the Company other than pursuant to this Agreement and the Preferred Stock anti-dilution provisions. The issuance, sale and delivery of the Shares to the Purchaser will convey to the Purchaser good and marketable title to such shares, free and clear of all liens.

     3.4 No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (a) result in any violation of, or default (with or without notice of lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or to a loss of a material benefit, under, any provision of the Certificate of Incorporation or Bylaws of the Company or any Subsidiary or any mortgage, indenture, lease or other agreement or instrument, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary, or any of their respective properties or assets; (b) result in the creation or imposition of any lien upon any assets or properties of the Company or any Subsidiary except pursuant hereto; or (c) violate or conflict with any law or Order applicable to the Company or any Subsidiary or any of their respective assets or properties of any Governmental Entity having jurisdiction over the Company or any Subsidiary or any of their assets or properties.

     3.5 Accuracy of Reports.

     (a) SEC Reports. All reports required to be filed by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), have been duly filed, were in substantial compliance with the requirements of their respective forms, were complete and correct in all material respects as of the dates at which the information was furnished, and contained (as of such dates) no untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Other than the SEC Reports, the Company has not filed or been required to file any other reports or statements with the SEC since January 1, 1998.

     (b)  Financial  Statements.  Each of (i) the  consolidated  balance  sheets
          (including the related notes and schedules) included in or incorporated by reference into the SEC Reports fairly presents the consolidated financial position of the Company and its Subsidiaries as of the date thereof, subject, in the case of unaudited statements, to normal year-end adjustments, and (ii) the consolidated statements of income (or statements of results of operations), shareholders' equity and cash flows (including the related notes and schedules) included in or incorporated by reference into the SEC Reports fairly presents the results of operations, retained earnings and cash flows, as the case may be, of the Company and its Subsidiaries (on a consolidated basis) for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments and except as permitted by Form 10-Q of the SEC) in each case in accordance with GAAP applied on a consistent basis throughout the periods covered (except as stated therein or in the notes thereto) and in compliance with the rules and regulations of the SEC.

     (c) Absence of Certain Changes. Except for transactions contemplated by this Agreement or as disclosed in the SEC Reports, since December 31, 2000, there have not been any changes, conditions, occurrences, circumstances or other events that have had or could reasonably be expected to have a Material Adverse Effect.

     3.6 Governmental Consents, etc. No consent, approval or authorization of or designation, declaration or filing with any Governmental Entity on the part of the Company or any Subsidiary is required in connection with the execution and delivery of this Agreement, the offer, sale or issuance of the Shares, or the consummation of any other transaction contemplated hereby, except such filings as may be required to be made with the SEC, the National Association of Securities Dealers, Inc. (the "NASD") and the North Carolina Secretary of State.

     3.7 Litigation. Except as disclosed in SEC Reports, there are no claims, suits, actions, proceedings, arbitrations or investigations pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries; nor are there any Orders outstanding against or applicable to the Company or any of its Subsidiaries or against or applicable to any of their respective assets, properties or businesses.

     3.8 Intellectual Property.

     (a) All patents and trademark applications and registrations related to the Intellectual Property exist and have been maintained in good standing, including without limitation, the timely payment of any maintenance fees and annuities thereon. The Company and its Subsidiaries have taken all commercially reasonable actions and made all commercially reasonable applications and filings pursuant to applicable law to secure, perfect and protect their rights in the Intellectual Property and neither the Company and its Subsidiaries nor any of their respective agents, employees, investors and counsel have
          practiced   inequitable   conduct  under  the  patent
          laws or other applicable laws with respect to any of the foregoing. The Company and its Subsidiaries have taken all commercially reasonable steps (including without limitation entering into employee invention, confidentiality, non-disclosure and non-competition agreements with all officers, directors, shareholders and employees of the Company and its Subsidiaries with access to or knowledge of the Intellectual Property used or held for use in the business of the Company and its Subsidiaries (and the products and technology of the Company and its Subsidiaries)) to safeguard and maintain the secrecy and confidentiality of, and to assign to the Company and its Subsidiaries, all of such officers, directors', shareholders' and employees' as applicable, rights in all such Intellectual Property invented or developed to the greatest extent, and not beyond the greatest extent permitted by applicable law. All consultants and contractors to the Company and its Subsidiaries have signed a confidentiality and invention assignment agreement for the benefit of the Company and its Subsidiaries to assign such consultants' or contractors' as applicable, rights in Intellectual Property to the Company and its Subsidiaries and to prohibit use or disclosure of trade secrets and confidential information.

     (b) The Company and its Subsidiaries own or are duly licensed or otherwise have the right to use all the Intellectual Property and all such Intellectual Property is valid and enforceable by the Company and its Subsidiaries against third parties. The Company and its Subsidiaries own on an exclusive basis, free and clear of any encumbrances, have record title, and have the unrestricted right to use, license, sell or dispose of, and the right to bring infringement actions with respect to all the Intellectual Property. The Company and its Subsidiaries do not pay, and have no obligation (whether absolute or contingent) to pay, royalties, honoraria, fees or other payments to any Person by reason of the ownership, use, license, sale or disposition of any Intellectual Property right. Neither the Company nor any Subsidiary has received notice (written or oral) of any claim of any Person asserting rights in, or a conflict with, the Intellectual Property. Without limiting the foregoing, no other Person has claimed the right to use any Trademark which is identical or confusingly similar to any Trademark used by the Company and its Subsidiaries. Neither the Company nor any Subsidiary has provided notice (written or oral) to any Person of infringement of any Intellectual Property right and, there is no reasonable basis for such a claim.

     (C) Except for the BMC litigation disclosed to Purchaser and which litigation has been finally settled, (i) no written or unwritten claim has been anticipated, evaluated or asserted against the Company or any Subsidiary to the effect that the operation or proposed operation of the business or making, using or selling any product or performance of any service infringes upon or conflicts with the rights of any Person with respect to any patents, patent application, Trademarks, trade names, trade secrets, designs, inventions, works of authorship or copyrights, and (ii) no claim has been asserted, suspected or evaluated by the Company or any Subsidiary against any Person that such Person has infringed any of the Intellectual Property.

     (d) Each of the parties thereto have performed, in all material respects, all obligations under each Intellectual Property Agreement which are required to be performed by such party, and there is no default (or event which with notice or lapse of time would constitute a default) thereunder. Each Intellectual Property Agreement is enforceable against each of the parties thereto pursuant to its terms.

     (e) To the knowledge of the Company, the operation of the business (including without limitation the research and development operations of the Company and its Subsidiaries or the manufacture, sale, use, trade dress, packaging, license, or other exploitation of products and technology currently or proposed to be marketed or in development and delivery or performance of services) does not and will not infringe, trespass or otherwise violate the Intellectual Property rights of any Person. Without limiting the foregoing, neither the Company nor any Subsidiary has received a notice (written or oral) of infringement of any Intellectual Property right held by another Person and there is no reasonable basis for such a claim. Neither the Company nor any Subsidiary is obligated to indemnify any Person for any liability, cost or expense arising from such Person's use, sale, licensing or disposition of any Intellectual Property or such Person's manufacture, use, sale, license or other exploitation of any product, service or technology.

     (f) No claim or potential claim has been evaluated or anticipated or suspected (i) to the effect that any of the Intellectual Property is invalid or unenforceable or (ii) otherwise related to the Intellectual Property, except for the BMC litigation.

     (g) The Company and its Subsidiaries have developed all Intellectual Property used or held for use in the business through its own efforts for its own account and has good and clear title thereto, and there is no contract obligation, license, lien, encumbrance, alleged infringement, dispute, potential dispute, claim or other cloud of title concerning such Intellectual Property whatsoever. The Intellectual Property used or held for use in the business of the Company and its Subsidiaries is not being infringed by any third party proprietary interest, including (without limitation) any third party patent, copyright, Trademark, or trade secret interest. The Intellectual Property used or held for use in the business is, to the knowledge of the Company, fully eligible for protection under applicable law and has not been forfeited, abandoned, lapsed or donated in any way into the public domain. All of the trade secrets of the Company and its Subsidiaries have been maintained in confidence and are not known to any third party. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of the Intellectual Property either (i) have been a party to a work-for-hire relationship with the Company and its Subsidiaries that has accorded the Company and its Subsidiaries full, effective and exclusive original ownership of all tangible and intangible property arising with respect to the Intellectual Property or (ii) have executed instruments of assignment in favor of the Company and its Subsidiaries as assignee that have conveyed to the Company and its Subsidiaries full, effective and exclusive ownership of all tangible and intangible property thereby arising with respect to the Intellectual Property. No agreements or arrangements are in effect with respect to the development, non-disclosure, marketing, distribution, licensing or promotion of the Intellectual Property by any independent contractor, salesperson, distributor, sublicensor or other remarketer or sales organization.

     3.9  Environmental Liability.

     (a) Environmental Substance Liability. No event has occurred or condition exists or has existed and no operating practice has been or is being employed that could reasonably be expected to give rise to material liability on the part of the Company or any Subsidiary or any Person or entity for whose conduct the Company or any Subsidiary is or may be held responsible (together referred to in this subparagraph 3.9 as the "Company"), under any Environmental Law enacted on or prior to the date hereof as a result of or in connection with, the following:

          (i) the using, generating, manufacturing, refining, transporting, treating, storing, handling, disposing, transferring, producing, or processing of any Substances by the Company in or near or from the Facilities or any other facilities owned or operated or used by the Company; or

          (ii) any intentional or unintentional Release or Threat of Release of any Substances in, from or near facilities of the Company into the Environment.

          (b) Environmental Compliance. The Company has obtained and is in material compliance with all applicable Environmental Law and with all registrations, permits, licenses, approvals, consents, orders, or authorizations issued by or on behalf of any federal, state, or local Governmental Entity ("Environmental Permits") that are required pursuant to Environmental Law in connection with construction or operation of the Facilities or any other facilities used or owned by the Company or the generation, treatment, storage, transportation, or disposal of any Substances by the Company. Such Environmental Permits are currently effective and sufficient for the ownership and operation of the Facilities and the operations of the Company as currently conducted, and the Company has no reason to believe that there is any basis for revocation, suspension, or modification of any such Environmental Permits.

          (c) Offsite Disposal. All Substances generated by the Company or the Facilities have been transported, stored, treated and disposed of by carriers or treatment, storage and disposal facilities authorized or maintaining valid permits under all applicable Environmental Law and the Company has no knowledge of any Release or Threat of Release at any offsite disposal facility used by the Company.

          (d) Environmental Liens. No lien has been imposed on the Facilities by any Governmental Entity at the federal, state, or local level in connection with the presence on or off the Facilities of any Substances;

          (e) Environmental Litigation. The Company has not: (i) entered into or been subject to any consent decree, compliance order, or administrative order relating to the Facilities or operations thereon; (ii) received notice under the citizen suit provisions of any Environmental Law in connection with the Facilities or operations thereon; (iii) received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any Environmental Condition on or off the Facilities; (iv) been subject to or threatened with any governmental or citizen enforcement action relating to the Facilities or any operations thereon; or (v) been subject to or threatened with any personal injury or property damage claims relating to any Environmental Condition on or off the Facilities, and the Company has no reason to believe that any of the above will be forthcoming.

          (f) Underground Storage Tanks. There are no underground storage tanks at the Facilities.

          (g) Asbestos-Containing Materials. To the knowledge of the Company, there are no asbestos-containing materials at the New Facility and to the knowledge of the Company, there is no asbestos-containing material at the Current Facility for which the Company is or will be responsible under Environmental Law or under any agreement with any third party or Governmental Entity.

          (h) Environmental Reports. The Company has provided to the Purchaser all reports, audits, and assessments of Environmental Conditions relating to the Facilities or operations thereon, and all such reports, audits, and assessments are listed on Schedule 3.9.

     3.10 Compliance with Laws; Regulatory Approvals. Except as disclosed in the SEC Reports and except for matters which in the aggregate would not have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable laws. Except for matters which in the aggregate, as would not have a Material Adverse Effect, (a) all Regulatory Approvals required by the Company and its Subsidiaries to conduct their respective business as now conducted by them have been obtained and are in full force and effect and (b) the Company and its Subsidiaries are in compliance with the terms and requirements of such Regulatory Approvals.

     3.11 Disclosure. All disclosures made in this Agreement are modified by any information set forth in the SEC Reports. Subject to such modification, no representation or warranty of the Company contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

     Section 4.Representations and Warranties of the Purchaser

     The Purchaser hereby represents and warrants to the Company as follows:

     4.1 Investment. It will acquire the Shares and any other shares purchased from the Company pursuant to this Agreement for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. It understands that the Shares and any other shares purchased by the Purchaser from the Company pursuant to this Agreement have not been, and will not have been, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of Purchaser's investment intent and the accuracy of the Purchaser's representations as expressed herein. By reason of its business or financial experience or the business or financial experience of its professional advisors who are unaffiliated with and who are not compensated by the Company or any affiliate or selling agent of the Company, it directly or indirectly, could be reasonably assumed to have the capacity to protect its own interest in connection with the purchase of the Shares from the Company at the Closing.

     4.2 Organization. The Purchaser is a corporation duly organized and validly existing in good standing under the laws of the State of Indiana, with all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

     4.3 Authority. The Purchaser has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. Subject to compliance with such filings as may be required to be made with the SEC and the NASD, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of any obligation under any provision of the Articles of Incorporation or Bylaws of the Purchaser or any mortgage, indenture, lease or other agreement or instrument, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser.

     4.4 Government Consents, etc. No consent, approval or authorization of or designation, declaration or filing with any Governmental Entity on the part of the Purchaser is required in connection with the valid execution and delivery of this Agreement, the purchase of the Shares, or the consummation of any other transaction contemplated hereby, except such filings as may be required to be made with the SEC and the NASD.

     4.5 Investigation. The Purchaser has had a reasonable opportunity to discuss the Company's business, management and financial affairs with the Company's management and the Purchaser has received satisfactory responses from management of the Company to the Purchaser's inquiries.

     Section 5. Conditions to Obligations of Purchaser

     5.1 Conditions to Obligations of Purchaser. The Purchaser's obligation to purchase the Shares at the Closing is, at the option of the Purchaser, which may waive any such conditions to the extent permitted by law, subject to the fulfillment on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties Correct. The representations and warranties made by the Company in Section 3 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

          (b) Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to such purchase shall have been performed or complied with in all material respects.

          (c) No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

          (d) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person which shall not have been obtained to issue the Shares (except as otherwise provided in this Agreement).

          (e) Opinion of Counsel. Counsel to the Company shall have delivered an opinion of counsel in form reasonably satisfactory to the Purchaser, in the form normally delivered by such counsel in connection with similar transactions.

     Section 6. Conditions to Obligations of Company

     6.1 Conditions to Obligations of Company. The Company's obligation to sell and issue the Shares at the Closing is, at the option of the Company, which may waive any such conditions to the extent permitted by law, subject to the fulfillment on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties Correct. The representations and warranties made by the Purchaser in Section 4 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said date.

          (b) Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects.

          (c) No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

          (d) No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale or requiring any consent or approval of any person which shall not have been obtained to issue the Shares (except as otherwise provided in this Agreement).

     Section 7. Covenants of the Company

     Until the termination of this Agreement in accordance with Section 11.1 hereof or of the particular covenant, as the case may be:

     7.1 No Objection. Provided the Purchaser is in compliance with and has performed all covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser, the Company shall not interpose any objection or take any legal action as a plaintiff in connection with the acquisition by the Purchaser of such number of shares of Common Stock as is permitted to be owned by the Purchaser pursuant to this Agreement and the Company hereby approves any such acquisition in accordance with the applicable provisions of the North Carolina Business Corporation Act.

     7.2 Sale of Shares. The Company shall take such action as is reasonably necessary, subject to compliance with applicable law, to issue and sell the Shares to the Purchaser.

     7.3 Board of Directors.

          (a) Board Representation. The Company shall be obligated to include in the slate of nominees recommended by the Company's Board of Directors or management to shareholders, for election as directors at the Company's next meeting of shareholders, one person designated by the Purchaser and reasonably acceptable to Company (any such person, a "Purchaser Nominee") In addition, if at any time the number of members constituting the entire Board of Directors shall equal or exceed nine, including the Purchaser Nominee appointed pursuant to the previous sentence, the Purchaser shall be entitled to designate and the Board shall appoint to the Board, an additional Purchaser Nominee in accordance with the provisions of this Section. In the event of a vacancy caused by the disqualification, removal, resignation or other cessation of service of any Purchaser Nominee from the Board, the Board shall elect as a Director (to serve until the Company's immediately succeeding annual meeting of shareholders) a new Purchaser Nominee who has been designated by the Purchaser. The Purchaser shall nominate each Purchaser Nominee in advance of each meeting of shareholders at which such Purchaser Nominee is to be elected. Under no circumstances shall any holder of the Company's capital stock (other than an individual) that Beneficially Owns fewer shares of the Voting Securities than the Purchaser be entitled to nominate, nor shall the Company nominate, more representatives of such holder to the Board of Directors than the Purchaser is entitled to nominate.

          (b) Nominees. Any proposed Purchaser Nominee shall be a person acceptable to the Board in its reasonable discretion prior to the initial appointment, or election, as the case may be, of each Purchaser Nominee to the Board; provided, that at any time the President or Chief Financial Officer of the Purchaser's
               Diagnostics Division or the Senior Vice President or the Vice President - Marketing of the Near Patient Testing Segment of the Purchaser's Diagnostics Division, each shall be conclusively deemed to be acceptable to the Board for purposes of this Section; and provided, further, that once a Purchaser Nominee is accepted by, or deemed acceptable to, the Board, such person shall thereafter be conclusively deemed to be acceptable pursuant to this Agreement (together with such persons specified in the foregoing clauses (i) and (ii), the "Pre-Approved Persons"). Any objection by the Company to a proposed Purchaser Nominee must be made no later than five business days after the Purchaser delivers written notice of its proposed Purchaser Nominee; provided, however, that the Company shall in all cases notify the Purchaser of any such objection sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable the Purchaser to propose an alternate Purchaser Nominee pursuant to and in accordance with the terms of this Agreement.

          (c) Election of Directors. The Company agrees, subject to Section 7.3(b) above, to include such Purchaser Nominee to be added to or retained on the Board pursuant to this Agreement in the slate of nominees recommended by the Board to the Company's shareholders for election as directors and shall use its reasonable efforts to cause the election or reelection of each such Purchaser Nominee to the Board at each meeting of shareholders at which such Purchaser Nominee is up for election, including soliciting proxies in favor of the election of such person(s), it being understood that efforts consistent with those used for other members of the slate recommended by the Board shall be deemed reasonable.

          (d) Committees. The Board will not establish an executive committee authorized to exercise the power of the Board generally unless the

               Purchaser is granted representation on such committee proportional to its representation on the Board, nor will the Board establish or employ committees (unless the Purchaser is granted proportional representation thereon) as a means designed to circumvent or having the effect of circumventing the rights of the Purchaser under this Agreement to representation on the Board.

          (e) Termination. The provisions of this Section 7.3 shall terminate as at any time the Purchaser Beneficially Owns less than 5% of the Voting Securities.

     7.4 Change in Control. In the event of a Change in Control as defined in subsections (b), (d) and (e) of the definition thereof, if the price per share to be paid to shareholders of the Company in connection with the Change in Control (the "Change in Control Price Per Share") is less than the Purchase Price Per Share as to the Shares or $10.00 per share as to the Original Shares and the Purchaser is not in default under that certain Distribution Agreement dated as of April 23, 2001 between the Company and the Purchaser (the "Distribution Agreement") through the date of the Change in Control, then the Company shall be obligated to pay the Purchaser, (a) for each of the Shares the Purchaser then holds, an amount equal to the Purchase Price Per Share minus the Change in Control Price Per Share, and (b) for each of the Original Shares the Purchaser then holds, an amount equal to $10.00 per Original Share minus the Charge in Control Price Per Share, such amounts to be paid to the Purchaser in addition to the Change in Control Price Per Share to be received in connection with the Change in Control; provided that this covenant shall terminate as to any Proposal for a Change in Control Transaction initiated after December 31, 2002, except with respect to closing of a Proposal or Change in Control Transaction initiated prior to December 31, 2002.

     7.5 Change in Control Transactions. In the event that the Company receives, commences negotiations with respect to, or otherwise obtains knowledge of, a Proposal, it will promptly notify Purchaser and will provide Purchaser with an opportunity to propose a Change in Control Transaction in which the Purchaser or an Affiliate thereof would be the acquiring company and, in connection therewith will provide Purchaser with all information and equivalent access to the management and Board of Directors (including any committee of the Board of Directors which may be formed to consider such a transaction) as is made available to any other Person making a Proposal. Notwithstanding anything to the contrary contained in this Section 7.5, the Company shall have no obligations under this Section 7.5 to the extent that the Board of Directors determines that complying with the obligations set forth in this Section 7.5 would constitute a breach of duty to the Company or the shareholders of the Company.

          7.6  Registration Rights.

               (a)  Demand Registration.

                    (i) At any time on or after the date hereof, the Purchaser, provided the registration rights hereunder have not lapsed as set forth in Section 7.6(i) hereof, may demand in writing that the Company effect a registration under the Securities Act of all or any portion (but not less than Shares with an aggregate fair market value of $1,000,000); provided, however, that the Purchaser may request registration of any amount of Registrable Securities where the request relates to all remaining Registrable Securities for the purpose of sale in the manner specified in such demand. Such demand shall also specify the number of Registrable Securities that the Purchaser wishes to have so registered. The Company shall, within 10 days of receipt of such demand, give written notice of such demand to all other holders of the Company's securities with contractual rights on a pari passu basis to have such securities registered under the Securities Act. Any such holder may, within 30 days of its receipt of such notice from the Company, give a written notice (the "Inclusion Notice") to the
                         Company specifying the number of the Company's securities which such holder wishes to include in such registration. The Company shall prepare and file a registration statement on any available form of registration statement, for the public sale of the
                         Registrable Securities as soon as practicable; provided, however, that if the Company shall furnish to the holders of Registrable Securities (including the Purchaser, the "Participating Holders") a certificate signed by the Chairman or President of the Company stating that in the good faith judgment of the Board of Directors of the Company, that such Demand Registration would materially interfere with, or require premature disclosure of, any material financing, acquisition, reorganization or other material transaction involving the Company or any of its Subsidiaries, then the Company's obligation to file a registration statement shall be deferred for a reasonable period not to exceed 180 days from the date of such request, but in no event more than 180 days during any 24 month period. Upon written notice from the Company to the Participating
                         Holders delivered within 30 days of a demand to register Registrable Securities under this Section 7.6(a), the Purchaser's right to demand registration pursuant to this Section 7.6(a) shall be suspended during the period commencing 90 days before the date estimated in writing by the Company to be the date of filing of a registration statement, and ending six months following the effective date (or withdrawal date) of a registration statement, for an underwritten public offering of the Common Stock.

                    (ii) All  Participating  Holders  (including  the Purchaser)
                         proposing to distribute securities through such registration shall enter into an underwriting agreement with the managing or lead managing underwriter in the form customarily used by such underwriter with such changes thereto as the parties thereto shall agree. If any Participating Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing or lead managing underwriter. Any Registrable Securities so withdrawn from such underwriting shall be withdrawn from such registration.

                    (iii)Whenever a  registration  is demanded  pursuant to this
                         Section 7.6(a), unless a managing or lead managing underwriter objects thereto, the Company may include in such registration securities for offering by the Company and any other holder of securities, it being understood, however, that the Company's and such other holder right of inclusion in such registration shall be subordinate to, and not pari passu with, the rights of the Participating Holders.

                    (iv) If the managing underwriter thereof determines that the total number of shares of Registrable Securities to be sold in such offering shall be limited due to market conditions or otherwise, the reduction in the total number of shares offered shall be made by first excluding any shares of selling stockholders who are not holders of contractual rights to have such shares registered under the Securities Act and shares of selling stockholders who are holders of contractual rights to have such shares registered under the Securities Act that are subordinate to those of the Participating Holders and shares of selling stockholders who are holders of contractual rights to have such shares registered under the Securities Act that are subordinate to those of the Purchaser, then, if necessary, by reducing the total number of shares to be sold by the Company, and then, if necessary, by excluding pro rata (based on the number of Registrable Securities held) the Registrable Securities to be sold by the Participating Holders.

                    (v) The Participating Holders shall have the right to select the underwriter or underwriters and manager or managers to administer such offering; provided, however, that each Person so selected shall be acceptable to the Company in its reasonable judgment.

                    (vi) The Company  shall be obligated to effect not more than two Demand Registrations. For purposes of the preceding sentence, a Demand Registration shall not be deemed to have been effected (i) unless a Demand Registration Statement with respect thereto has become effective,
                         (ii) if after such Demand Registration Statement has become effective, such Demand Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not attributable to the Participating Holders and such interference is not thereafter eliminated,
                         (iii) if the conditions to closing specified in the underwriting agreement entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Participating Holders or (iv) the number of shares of Registrable Securities to be sold by the Purchaser were reduced pursuant to Subsection (iv) above. If the Company shall have complied with its obligations under this Agreement, a right to demand a registration pursuant hereto shall be deemed to have been satisfied upon the earlier of (x) the date as of which all of the Registrable Securities included therein shall have been distributed pursuant to the Demand Registration
                         Statement, and (y) the date as of which such Demand Registration shall have been Continuously Effective for a 60-day period or other period specified herein following the effectiveness of such Demand Registration Statement, provided no stop order or similar order, or proceedings for such an order, is thereafter entered or initiated.

                    (vii)The  Company  shall  use  the  Company's   commercially
                         reasonable efforts to keep the relevant registration statement Continuously Effective, if a Demand Registration Statement, for up to 60 days or until such earlier date as of which all the Registrable Securities under the Demand Registration Statement shall have been disposed of in the manner described in the Registration Statement, or such longer period (but in no event longer than 120 days) as in the judgment of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer in accordance with plan of distribution included in such Demand Registration Statement. Notwithstanding the foregoing, if for any reason the effectiveness of a Demand Registration Statement pursuant to this Subsection is delayed or suspended or filing of the Demand Registration Statement or seeking effectiveness thereof is postponed as permitted herein, the commencement of the foregoing period shall be extended by the aggregate number of days of such suspension or postponement.

                    (viii) Except for registration  statements on Forms S-4, S-8 or any successor thereto, the Company will not file with the SEC any other registration statement with respect to its capital stock, whether for its own account or that of other stockholders, from the date of receipt of a notice from requesting holders pursuant to this Section 7.6 until the completion of the period of distribution of the registration contemplated thereby.

          (b) Registration Statement Information Relating to the Purchaser. The Purchaser shall promptly upon receipt of written request provide the Company or any underwriter or counsel participating or otherwise involved in any such registration with any information relating to the Purchaser or the Registrable Securities that is reasonably required to be included in the registration statement or the prospectus, or any amendment thereof, relating to such offering or required to cause the registration to be declared and remain effective. Such information shall be submitted in writing, signed by the Purchaser, or a duly authorized representative or agent thereof, and shall state that the information is submitted specifically for the purpose of inclusion in the registration statement, prospectus, offering circular or other document related to the registration or qualification of the Registrable Securities pursuant hereto. If the Purchaser fails within a reasonable time to provide such information, the Company may exclude from such registration the Registrable Securities requested by the Purchaser to be included therein.

          (c) Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities of the Purchaser pursuant hereto, the Company will:

               (i) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use reasonable efforts to cause such registration statement to become and remain effective as provided herein; provided, however, that before filing a Demand Registration Statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the Demand Registration Statement and prior to effectiveness thereof, the Company shall furnish to counsel for the Purchaser and underwriters, copies of all such documents in the form substantially as proposed to be filed with the SEC at a reasonable time prior to filing for review and comment by such counsel;

               (ii) prepare   and  file  with  the  SEC  such   amendments   and
                    supplements to such Demand Registration Statement and the prospectus used in connection with such Demand Registration Statement as may be necessary to comply with the provisions of the Securities Act and rules thereunder with respect to the distribution of all securities covered by such Demand Registration Statement and as may be reasonably requested by the Purchaser or necessary to keep such Demand Registration Statement effective. If the registration is for an underwritten offering, the Company shall amend the Demand Registration Statement or supplement the prospectus whenever required by the terms of the underwriting agreement. Pending such amendment or supplement the Purchaser and all other members of the Purchaser Group, upon written notice by the Company, shall cease making offers or Transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in a Demand Registration Statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to use its commercially reasonable efforts to maintain the effectiveness of such Demand Registration Statement, the Company may file a post-effective amendment to the Demand Registration Statement for the purpose of removing such securities from registered status;

               (iii)notify the  Purchaser and the  Underwriters'  Representative and (if requested) confirm such advise in writing, as soon as practicable after notice thereof is received by the Company (i) when the Demand Registration Statement or any amendment thereto has been filed or becomes effective, the prospectus or any amendment or supplement to the prospectus included therein has been filed, and, to furnish the Purchaser and the underwriters with copies thereof, (ii) of any request by the SEC for amendments or supplements to the Demand Registration Statement or the prospectus included therein or for additional information, (iii) if at any time the representations and warranties of the Company cease to be true and correct, and (iv) of the receipt by the Company of any notification with respect to the suspension or qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

               (iv) immediately  notify  the  Purchaser,  at  any  time  when  a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and if it is necessary, in the opinion of counsel to the Company, to prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all shares covered by such registration statement, including such amendments and supplements as may be necessary to reflect the intended method of disposition from time to time of the Purchaser if the registration is effected in connection with an offering which is not underwritten;

               (v) cooperate with the Purchaser and the Underwriters' Representatives to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denomination and registered in such names as the

                    Underwriters'   Representative  may  request  at  least  two
                    business days prior to the sale of Registrable Securities to the underwriters;

               (vi) cooperate with the Purchaser in connection  with any filings required to be made with the NASD, and otherwise use its best efforts to comply with the rules, by-laws and regulations of the NASD as they apply to the registration;

               (vii)furnish  to  the  Purchaser  such  number  of  copies  of  a prospectus, including a preliminary prospectus and any amendments and any supplements thereto, in conformity with the requirements of the Securities Act, as the Purchaser may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Purchaser;

               (viii)  use  reasonable   efforts  to  register  or  qualify  the
                    Registrable Securities covered by such registration statement under such other securities or blue sky or other applicable laws of such jurisdictions within the United States as the Purchaser shall reasonably request to enable the Purchaser to consummate the public sale or other disposition of the Registrable Securities owned by the Purchaser, and to obtain the withdrawal of any order suspending the effectiveness of a Demand Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and Transfer of any of the Registrable Securities in any jurisdiction, at the earliest possible moment; except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction in which it would not be required to so qualify but for such registration or qualification, (ii) to subject itself to taxation in any such jurisdiction, or
                    (iii) to consent to general service of process in any such jurisdiction;

               (ix) use its best  efforts to furnish  to the  Purchaser  who has included Registrable Securities in the registration statement a signed counterpart, addressed to the Purchaser, of (A) an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, and (B) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement dated the date of effectiveness of the registration statement and the date of the closing under the underwriting agreement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letters, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities and, in the case of the accountants' letters, such other financial matters as the Purchaser may reasonably request;

               (x) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, beginning with the first month of the first fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

               (xi) use its best efforts to list such Registrable  Securities on each securities exchange or over-the-counter market on which shares of Common Stock are then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange and, if shares of Common Stock are not then listed on a securities exchange or over-the-counter market, to use its best efforts to cause such Registrable Securities to be listed on such securities exchange or over-the-counter market as the managing or lead managing underwriter shall reasonably request;

               (xii)use its  best  efforts  to  provide  a  transfer  agent  and registrar for such Registrable Securities not later than the effective date of such registration statement;

               (xiii)if requested by the managing or lead  managing  underwriter for any underwritten offering that includes any Registrable Securities, enter into an underwriting agreement with the underwriters of such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are contained in underwriting agreements customarily used by such managing or lead managing underwriter with such changes as the parties thereto shall agree, including, without limitation, provisions relating to indemnification and contribution in lieu thereof;

               (xiv)cooperate   with  the  Purchaser,   and  the   Underwriters'
                    Representative for such offering in the marketing, and customary selling efforts relating to the Registrable Securities, including participating for a period not in excess of five (5) business days per Demand Registration in customary "road show" presentations as may be reasonably requested by the Underwriters' Representative;

               (xv)promptly  notify the  Purchaser  of any stop order  issued or threatened to be issued by the SEC in  connection  therewith

                                       20
                    and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered; and

               (xvi)make  available  for   inspection  by  the  Purchaser,   any
                    underwriter participating in such offering and the representatives of the Purchaser and such underwriter all financial and other information as shall be reasonably requested by them, and provide the Purchaser, any underwriter participating in such offering and the representatives of the Purchaser and such underwriter the reasonable opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case all as necessary to enable them to exercise their due diligence responsibilities under the Securities Act; provided, however, that information that the Company determines, in its reasonable and good faith judgment, to be confidential and which the Company advises such Person in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company.

     (d) Termination of Sales. During the effective period of any registration statement covering Registrable Securities, the Purchaser will not effect sales thereof after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update a registration statement or prospectus until the Purchaser receives written notice from the Company that the registration statement or prospectus has been corrected or updated. At the end of the effective period of any registration statement covering any Registrable Securities, the Purchaser shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold, and the Purchaser shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

     (e) Expenses of Registration. With respect to the Demand Registrations effected pursuant to Subsection (a) hereof, the Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to such Demand Registration, including all registration, filing and NASD fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, and the reasonable fees and disbursements of counsel for the Company, and of the Company's independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance (the "Registration Expenses"), but in no event shall the Company bear underwriting discounts and commissions relating to Registrable Securities or fees and expenses of the Purchaser's counsel (which shall be paid by the Purchaser) and provided that the Company shall not be required to pay for any expenses of any registration begun pursuant to Subsection (a) if the registration is subsequently withdrawn at the request of the Purchaser (in which case the Purchaser shall bear such expense), other than by reason of failure of the Company to comply with its covenants contained herein unless the Purchaser agrees that such withdrawn registration shall constitute one of the Demand Registrations under Subsection (a) hereof.

     (f)  Indemnification.

          (i) In any registration in which the Purchaser participates, the Company will indemnify the Purchaser and each underwriter and selling broker for the Purchaser and each officer and director of the Purchaser and each person, if any, who controls the Purchaser or any such underwriter or broker within the meaning of Section 15 of the Securities Act, against all claims, losses, damages, expenses and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary prospectus or amended preliminary prospectus or in the prospectus, offering circular or other document incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) as such may be amended or supplemented from time to time or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder or any state securities laws or regulations applicable to the Company in connection with any such registration, qualification or compliance, and will reimburse the Purchaser and each such underwriter, broker and controlling person for any legal and any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company in an instrument executed by the Purchaser or the underwriter for the Purchaser or any representative of the Purchaser or the underwriter for the Purchaser and stated to be specifically for use therein.

          (ii) In any  registration  in which the  Purchaser  participates,  the
               Purchaser will indemnify the Company and its officers and directors, each person, if any, who controls any thereof within the meaning of Section 15 of the Securities Act and their respective successors and any underwriter for the Company for such registration and each other security holder participating in the registration against all claims, losses, damages, expenses and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary prospectus or amended prospectus or in the prospectus, offering circular or other document incident to any registration statement, qualification or compliance (or in any related registration statement, notification or the like) as such may be amended or supplemented from time to time or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse the Company and each other person indemnified pursuant to this paragraph (ii) for any legal and any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that this paragraph (ii) shall apply only if (and only to the extent that) such statement or omission was made in reliance upon and in conformity with written information (including, without limitation, written negative responses to inquiries) furnished to the Company specifically for inclusion in the prospectus, offering circular, or other document incident to the registration statement by an instrument duly executed by the Purchaser or its representatives, and as to which the Company had no actual knowledge. Notwithstanding the foregoing, the liability of the Purchaser under this paragraph (ii) shall be limited to an amount equal to the aggregate proceeds received by the Purchaser from the sale of its shares in such registration, unless such liability arises out of or is based on willful misconduct by the Purchaser.

          (iii)Each party entitled to indemnification hereunder (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such party's expense, and provided, further, that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this

               Section 7.6(f) except to the extent that the omission results from a failure of actual notice to the Indemnifying Party by the Indemnified Party and such Indemnifying Party is damaged solely as a result of the failure to give notice; and provided further, however, that the Indemnifying Party shall not be entitled to assume the defense for matters as to which there is, in the opinion of counsel to the Indemnified Party, a conflict of interest or separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

          (iv) The  payments  with  respect to any  indemnity  required  by this
               Section 7.6(f) shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred, upon submission of supporting invoices or other claims for payment, including any calculations necessary to pro-rate any amounts payable pursuant to the indemnity.

     (g)  Contribution.

          (i) If the indemnification provided for in Section 7.6(f) hereof is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the statement or omission which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue statement (or alleged untrue statement) of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Purchaser agree that it would not be just and equitable if contribution pursuant to this

               Section 7.6(g) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above in this Section 7.6(g) or in Section 7.6(f) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.

          (ii) Notwithstanding anything to the contrary contained herein, the obligation of the Purchaser to contribute pursuant to this
               Section 7.6(g ) is several and not joint and the Purchaser shall not be required to contribute any amount in excess of the amount by which the total price at which the shares of the Purchaser were offered to the public exceeds the amount of any damages which the Purchaser has otherwise been required to pay by reason of such untrue statement (or alleged untrue statement) or omission (or alleged omission).

          (iii)No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (h) Rule 144 Requirements. The Company shall make whatever filings with the SEC or otherwise and undertake to make publicly available and available to the Purchaser, pursuant to Rule 144 of the SEC under the Securities Act (or any successor rule or regulation), such information as is necessary to enable the Purchaser to make sales of Registrable Securities pursuant to that Rule. The Company shall furnish to the Purchaser, upon request, a written statement executed by the Company as to the steps it has taken to comply with the current public information requirements of Rule 144.

          (i) Survival and Termination of Rights. The agreements and covenants contained in this Section 7.6 shall be continuing and shall survive any Transfer of the Shares to any member of the Purchaser Group. However, the rights of the Purchaser to cause the Company to register its Registrable Securities hereunder shall terminate with respect to such securities and such securities shall no longer be deemed to be Registrable Securities following a bona fide, firmly underwritten public offering of such Registrable Securities under the Securities Act or at such time as the Purchaser is able to dispose of all of its Registrable Securities in one three-month period pursuant to the provisions of Rule 144.

          (j) Sales During Registration. If so requested by the Underwriters' Representative in connection with an offering of any Registrable Securities, the Company shall agree not to effect any sale or distribution of shares of Common Stock during the 7-day period prior to, and during the 90-day period beginning on, the date such Demand Registration Statement is declared effective under the Securities Act by the SEC. The Company agrees to use its commercially reasonable efforts to obtain from each holder of restricted securities of the Company the same as or similar to those being registered by the Company on behalf of the Purchaser, or any restricted securities convertible into or exchangeable or exercisable for any of its securities, an agreement not to effect any sale or distribution of such securities (other than securities purchased in a public offering) during any period referred to in this paragraph, except as part of any such Demand Registration Statement if permitted. Without limiting the foregoing, if the Company grants any Person (other than a holder of Registrable Securities) any rights to demand or participate in a Registration, the Company agrees that the agreement with respect thereto shall include such Person's agreement as contemplated by the previous sentence.

          (k) Granting of Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not, without the prior written consent of the Purchaser Group, grant any rights to any Persons to register any shares of capital stock or other securities of the Company if such rights could reasonably be expected to be superior to or be on parity with, the rights of the holders of Registrable Securities granted pursuant to this Agreement upon the exercise of Demand Registration rights contained herein.

     7.7 No Restrictions. The Company will not, prior to January 1, 2003, make or recommend to its shareholders any amendment to the Company's Articles of Incorporation or Bylaws which would impose limitations on the legal rights of the Purchaser Group as Company shareholders (other than those imposed pursuant to this Agreement) based upon the size of security holding permitted under this Agreement, the business in which a security holder is engaged or other considerations applicable to the Purchaser Group and not to security holders generally.

     7.8 Share Listing. As soon as practicable, the Company shall take reasonable action as is required to cause the Shares to be listed for trading on The NASDAQ Stock Market ("NASDAQ").

     7.9 Preemptive Rights. The Company shall, prior to any issuance by the Company of any of its securities (other than debt securities with no equity feature), offer to the Purchaser by written notice the right, for a period of thirty (30) days, to purchase the Purchaser's Pro Rata Share (as such term is defined below) of such securities for cash at a price equal to the price or other consideration for which such securities are to be issued; provided, however, that the preemptive rights of the Purchaser pursuant to this Section
7.9 shall not apply to securities issued (A) upon conversion of any shares of the Preferred Stock outstanding on the Closing Date (B) as a stock dividend or upon any subdivision of shares of Common Stock, provided that the securities issued pursuant to such stock dividend or subdivision are limited to additional shares of Common Stock, (C) pursuant to options or other rights which are issued pursuant to the 1994 or 1995 Stock Option Plans or any similar plan approved by the Board of Directors of the Company and the holders of Voting Securities within one year of such Board approval or (D) in payment of dividend obligations on the Preferred Stock. The Company's written notice to the Purchaser shall describe the securities proposed to be issued by the Company and specify the number, price and payment terms. The Purchaser may accept the Company's offer as to the full number of securities offered to it or any lesser number by written notice thereof given by it to the Company prior to the expiration of the aforesaid thirty (30) day period, in which event the Company shall promptly sell and the Purchaser shall buy, upon the terms specified, the number of securities agreed to be purchased by the Purchaser. For purposes of this Section 7.9, the Purchaser's "Pro Rata Share" of offered securities shall be determined by multiplying the full number of securities offered by the Company by a fraction, the numerator of which shall be the number of shares of Common Stock held by the Purchaser as of the date of the Company's notice of offer and the denominator of which shall be the aggregate number of shares of Common Stock (calculated as aforesaid) held on such date by all holders of capital stock of the Company. The Company shall be free at any time following expiration of the thirty-day offer period and prior to ninety (90) days after the expiration of the thirty day offer period, to offer and sell to any third party or parties the number of the securities not agreed by the Purchaser to be purchased by it, all at a price and on payment terms no less favorable to the Company than those specified in such notice of offer to the Purchaser. However, if such third party sale or sales are not consummated within such ninety (90) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 7.9.

     7.10 Share Buyback. In the event the Company or any of its Affiliates shall repurchase shares of Voting Securities, including any redemption of the Preferred Stock, the Company shall offer to purchase such number of shares of Voting Securities as would be necessary on a pro rata basis to ensure that Purchaser as an "other entity" does not exceed 20% Beneficial Ownership of the Company's "Voting Shares" within the meaning of the North Carolina Shareholder Protection Act. The purchase price per share of such Voting Securities shall be the Average Market Price as of the date of the Purchaser's acceptance of the offer to purchase.

     Section 8. Covenants of the Purchaser

     Until the termination of this Agreement in accordance with Section 11.1 hereof or of the particular covenant, as the case may be:

          8.1  Limitation on Ownership of Voting Securities.

          (a) The Purchaser shall not (and shall not permit any Subsidiary to directly or indirectly) acquire Beneficial Ownership of any Voting Securities, or any other rights to acquire Voting Securities (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of any Voting Securities generally) or authorize or make a tender, exchange or other offer, without the written consent of the Company, if the effect of such acquisition would be to increase the Voting Power of all Voting Securities then owned by the Purchaser or which it has a right to acquire to more than 20 % of the Total Voting Power of the Company.

          (b) Nothing in Section 8.1 (a) above shall prevent the Purchaser from acquiring Voting Securities without regard to the limitation set forth therein (i) if an offer is made (as evidenced by the filing with the SEC of a Schedule 14D-1) by another person or group (which is not controlled by or under common control with the Purchaser) to purchase or exchange for cash or other consideration any Voting Securities which, if successful, would result in such Person or group owning or having the right to acquire more than 20 % of the Total Voting Power of the Company then in effect and such offer is not withdrawn, terminated or enjoined prior to the Purchaser acquiring Voting Securities in response thereto, or (ii) if it is publicly disclosed or the Purchaser otherwise learns that another Person or group has acquired any Voting Securities (or rights to acquire Voting Securities) which results in such Person or group owning or having the right to acquire Voting Securities that would result in a Total Ownership Percentage of not less than 20 % or (iii) a Proposal for a Change in Control Transaction is made to the Company other than by the Purchaser.

     8.2 Voting. The Purchaser shall vote all shares of Voting Securities which it Beneficially Owns, at any shareholder meeting or in connection with any action by written consent at or in which such shares of Voting Securities are entitled to vote, (a) in favor of the slate of nominees (including any Purchaser Nominee to be included in such slate in accordance with Section 7.3) proposed by the Board, provided that the Company has complied with Section 7.3, and (b) on any non-Company sponsored shareholder proposal which is opposed by the Company, in accordance with the direction of the Board as to how such shares of Voting Securities shall be voted. On all other matters the Purchaser shall be entitled to vote the Voting Securities held by it in its discretion. The Purchaser, as the holder of shares of Voting Securities, shall be present, in person or by proxy, at all meetings of shareholders of the Company so that all shares of Voting Securities beneficially owned by the Purchaser may be counted for the purposes of determining the presence of a quorum at such meetings.

     8.3 Voting Trust, etc. The Purchaser shall not deposit any shares of Voting Securities in a voting trust or, except as otherwise provided herein, subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities.

     8.4 Solicitation of Proxies. The Purchaser shall not solicit proxies with respect to any Voting Securities, and shall not become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act relating to the election of directors of the Company).

     8.5 Acts in Concert with Others. The Purchaser Group shall not join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring, holding, or disposing of Voting Securities.

     8.6 Restrictions on Transfer of Voting Securities.

          (a) The Purchaser shall not, directly or indirectly, sell or Transfer any Voting Securities for a period of one year commencing with the Closing Date.

          (b) Subject to Section 8.6(a), the Purchaser shall not, directly or indirectly, sell or Transfer any Voting Securities, except

               (i) to the Company or any person or group approved by the Company;

               (ii) to an Affiliate of the Purchaser,  as long as such Affiliate agrees to hold such Voting Securities subject to all the provisions of this Agreement, including this Section 8.6, and agrees to Transfer such Voting Securities to the Purchaser or another Affiliate of the Purchaser if it ceases to be an Affiliate of the Purchaser;

               (iii)pursuant to Rule 144 under the  Securities  Act (but only to the extent the sale or Transfer of Voting Securities at any time is in compliance with the volume limitations of paragraph (e) thereunder);

               (iv) pursuant to an effective  registration  statement  under the
                    Securities Act;

               (v) subject to the Company's right of first refusal as set forth in Section 9.1 hereof, in transactions not otherwise described in this Section 9.1(b) as long as such transactions do not, directly or indirectly, individually or in the aggregate, result, to the best knowledge of the Purchaser, after reasonable inquiry, in any single person or group owning or having the right to acquire Voting Securities representing 5% or more of the Total Voting Power of the Company then in effect;

               (vi) pursuant to a bona fide pledge of such Voting  Securities to an institutional lender to secure a loan, guarantee or other financial support, provided that such lender agrees to hold such Voting Securities subject to all provisions of this Agreement and any sale or disposition by such lender of such pledged Voting Securities shall be subject to the limitations of this Section 8.6; or

               (vii)pursuant to a pro rata dividend to the  stockholders  of the
                    Purchaser.

     (c) Notwithstanding Section 8.6(a), Purchaser may, directly or indirectly, sell or Transfer any Voting Securities:

          (i) in response to (A) an offer to purchase or exchange for cash or other consideration any Voting Securities (I) which is made by or on behalf of the Company, or (II) which is made by another person or group and is either recommended to the shareholders of the Company by the Board of Directors or not opposed by the Board of Directors of the Company within the time such Board is required, pursuant to regulations under the Exchange Act, to advise the Company's shareholders of such Board's position on such offer, or
               (III) in the case of a merger or other business combination transaction, which has been approved by the shareholders of the Company (including approval without a meeting pursuant to the short-form merger provisions of the North Carolina Business Corporation Act) in a manner so as to be legally binding on all shareholders of the Company and so as to require the disposition by such shareholders of their shares pursuant to such merger or other business combination transaction (without regard to this Agreement) or (B) subject to the Company's rights of first refusal as set forth in Section 9.1, any other offer made by another person or group to purchase or exchange for cash or other consideration any Voting Securities which, if successful, would result in such person or group owning or having the right to acquire Voting Securities representing more than 50 % of the Total Voting Power of the Company then in effect;

          (ii) in the event of a merger or consolidation in which the holders of Voting Securities of the Company prior to the merger or consolidation cease to hold at least 51% of the voting securities of the surviving entity; or

          (iii) pursuant to a plan of liquidation of the Company.

     Any shares permitted to be sold hereunder shall be free and clear of the restrictions contained in this Agreement.

     8.7 Non-Disclosure.

          (a)  During the  duration of this  Agreement  and for a period of five
               (5) years thereafter, neither party shall disclose to third parties, or use for its benefit, in whole or in part, any Proprietary Information received from other party, except to the extent required to comply with the Food, Drug and Cosmetic Act (21 U.S.C. ss.ss. 301 et seq.) and the regulations promulgated thereunder and all foreign equivalents thereof or other laws. Each party shall take all reasonable steps to minimize the risk of disclosure of Proprietary Information, including, without limitation:

               (i) ensuring that only its employees whose duties require them to possess such information have access thereto; and

               (ii) exercising at least the same degree of care that it uses for its own Proprietary Information.

          (b) Duties Upon Termination. Except as otherwise permitted under this Agreement, upon request by the disclosing party after expiration or termination of this Agreement, the other party shall either return all of such disclosing party's Proprietary Information (including data, memoranda, drawings and other writings and tapes and all copies thereof) received or prepared by it or destroy the same, and in any event shall make no further use of such
               Proprietary Information at any time provided, however, that counsel for the receiving party may keep one copy of the
               Proprietary Information for purposes of ascertaining the receiving party's obligations pursuant to this Section 8.7.

          (c) Use of Proprietary Information. During the duration of this Agreement and for a period of five (5) years thereafter, neither party shall use the other party's Proprietary Information for any purposes, except to perform its obligations hereunder. In no event shall the Purchaser use any Proprietary Information for commercial purposes subsequent to the termination of this Agreement.

          (d) Injunctive Relief. Each party acknowledges that the other party would not have an adequate remedy at law for breach of any of the covenants contained in this Section 8.7 and hereby consents to the enforcement of same by the other party by means of temporary or permanent injunction issued by any court having jurisdiction thereof and further agrees that the other party shall be entitled to assert any claim it may have for damages resulting from the breach of such covenants in addition to seeking injunctive or other relief. The provisions of this Agreement relating to Proprietary Information shall supercede any prior agreements relating to Proprietary Information between the Purchaser and the Company.

     8.8 Company Right of Repurchase. If at any time there is a Change in Control of the Purchaser involving another entity having any operations related to rapid coagulation monitoring systems, then the Company shall have the right to purchase all, but not a part of, the Voting Securities then Beneficially Owned by the Purchaser and its Subsidiaries upon or prior to the effective date of the Change in Control of the Purchaser. The purchase price per share of such Voting Securities shall be the Average Market Price as of the date of the Company's exercise of its right to repurchase.

     8.9 Acquisition of Stock. The Purchaser shall advise management of the Company as to the Purchaser's acquisition of any additional shares of Voting Securities, or rights thereto, in writing within 10 calendar days following any such acquisition. All of the Purchaser's purchases of Voting Securities shall be in compliance with applicable laws and regulations and the provisions of this Agreement.

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

     Section 9. Company Right of First Refusal

     Until the termination of this Agreement in accordance with Section 11.1 hereof or of the particular covenant:

     9.1 Right of First Refusal. Prior to making any sale or Transfer of Voting Securities of the Company pursuant to Section 8.6(a)(v), the Purchaser shall give the Company the opportunity to purchase such Voting Securities in the following manner:

          (a) The Purchaser shall give notice (the "Transfer Notice") to the Company in writing of such intention specifying the approximate number of the proposed purchasers or transferees, the amount of Voting Securities proposed to be sold or transferred, the proposed price per share therefor (the "Transfer Price") and the other material terms upon which such disposition is proposed to be made.

          (b) The Company shall have the right, exercisable by written notice given by the Company to the Purchaser within 30 days after receipt of such Transfer Notice, to purchase all but not part of the Voting Securities specified in such Transfer Notice for cash per share equal to the Transfer Price.

          (c) If the Company exercises its right of first refusal hereunder, the closing of the purchase of the Voting Securities with respect to which such right has been exercised shall take place within 60 calendar days after the Company receives notice, which period of time shall be extended if necessary in order to comply with any applicable laws and regulations. Upon exercise of its right of first refusal, the Company and the Purchaser shall be legally obligated to consummate the purchase contemplated thereby and shall use their best efforts to secure any approvals required in connection therewith.

          (d) If the Company does not exercise its right of first refusal hereunder within the time specified for such exercise, the Purchaser shall be free, during the period of 90 calendar days following the expiration of such time for exercise, to sell the Voting Securities specified in such Transfer Notice and if no sale occurs within such time period, the Voting Securities shall again be subject to the provisions of this Section 9.1. The Purchaser's transferee shall acquire such Voting Securities free from any of the provisions of this Agreement; however, such Voting Securities shall be subject to any restrictions imposed under applicable securities laws.

          (e)  Notwithstanding  anything  to  the  contrary  contained  in  this
               Section 9.1, if Purchaser intends to sell or Transfer any Voting Securities of the Company pursuant to Section 8.6(a)(v), and such proposed sale or Transfer is to an institutional purchaser approved by the Company at or above the Average Market Price, then the Company must exercise its right of first refusal, if at all, within ten (10) business days of receipt of the Transfer

               Notice, and if not, the proposed Transfer shall thereafter be subject to the provisions of subparagraph 9.1 (d) above.

     9.2 Tender Offer Sale. Prior to making any sale or exchange of Voting Securities pursuant to Section 8.6(c)(i)(B) in response to a tender or exchange offer, the Purchaser shall give the Company the opportunity to purchase such Voting Securities in the following manner:

          (a) The Purchaser shall give notice (the "Tender Notice") to the Company in writing of such intention no later than 10 calendar days prior to the latest time by which Voting Securities must be tendered in order to be accepted pursuant to such offer or to qualify for any proration applicable to such offer (the "Tender Date"), specifying the amount of Voting Securities proposed to be tendered. For purposes hereof, a tender offer to purchase Voting Securities shall be deemed to be an offer at the price specified therein, without regard to any provisions thereof with respect to proration or conditions to the offeror's obligation to purchase (assuming such conditions are not impossible of performance when the offer is made, without giving effect to the Company's right of first refusal).

          (b) If the Tender Notice is given, the Company shall have the right, exercisable by giving notice to the Purchaser at least two business days prior to the Tender Date, to purchase all but not part of the Voting Securities specified in the Tender Notice for cash. If the Company exercises such right by giving such notice, the closing of the purchase of such Voting Securities shall take place not later than one business day prior to the Tender Date; provided, however, that if the purchase price specified in the tender offer includes any property other than cash, the value of any property included in the purchase price shall be jointly determined by a nationally recognized investment banking firm selected by each party or, in the event such firms are unable to agree, a third nationally recognized investment banking firm to be selected by such two firms.

          (c) The parties shall use their best efforts to cause any determination of the value of any securities included in the purchase price to be made within three business days after the date of delivery of the Tender Notice. If the firms selected by the Purchaser and the Company are unable to agree upon the value of any such securities within such three-day period, the firms shall promptly select a third firm whose determination shall be made promptly and shall be conclusive.

          (d) The parties shall use their best efforts to cause any determination of the value of property other than securities to be made within four business days after the date of delivery of the Tender Notice. If the firms selected by the Purchaser and the Company are unable to agree upon a value within such four-day period, the firms shall promptly select a third firm whose determination shall be made promptly and shall be conclusive.

          (e)  The  purchase  price to be paid by the  Company  pursuant to this
               Section 9.2 shall be (x) if such tender offer is consummated, the purchase price that the Purchaser would have received if it had tendered the Voting Securities purchased by the Company and all such Voting Securities had been purchased in such tender offer, including any increases in the price paid by the tender offeror after exercise by the Company of its right of first refusal hereunder, or (y) if such tender offer is not consummated, the highest bona fide price offered pursuant thereto, in each case with property, if any, to be valued as aforesaid. Each party shall bear the cost of its own investment banking firm and the parties shall share the cost of any third firm selected hereunder.

          (f) If the Company does not exercise such right by giving such notice or fails to complete the purchase, then the Purchaser shall be free to accept the tender offer with respect to which the Tender Notice was given.

          (g) If the Company does not purchase the shares, the Company will provide such assurance as the tender offeror shall reasonably request to provide the tender offeror with certificates for the Purchaser's shares without legends referring to this Agreement.

     9.3 Assignment of Rights. In the event that the Company elects to exercise a right of first refusal under this Section 9, the Company may specify, prior to closing such purchase and upon not less than three business days prior notice to the Purchaser, another person as its designee to purchase the Voting Securities to which such notice relates. If the Company shall designate another person as the purchaser pursuant to this Section 9, the giving of notice of acceptance of the right of first refusal by the Company shall constitute a legally binding obligation of the Company to complete such purchase if such designee shall fail to do so.

     Section 10. Definitions

     "Affiliate" of a Person has the meaning set forth in Rule 12b-2 under the Exchange Act.

     "Agreement" has the meaning set forth in the recitals hereof.

     "Average Market Price" of any security at any date shall be the average of the closing prices for a share or other single unit of such security on the 30 consecutive trading days ending on the trading date last preceding the date of determination of such price on the principal national securities exchange on which such security is listed, or, if such security is not listed on any national securities exchange, the average of the closing sales prices for a share of such security on NASDAQ or, if such closing sales prices shall not be reported on NASDAQ, the average of the mean between the closing bid and asked prices of a share of such security in such case as reported by The Wall Street Journal, or, if such prices shall not be so reported, as the same shall be reported by the National Quotation Bureau Incorporated, or, in all other cases, the value as determined by a single nationally recognized investment banking firm jointly selected by the Company and the Purchaser. For this purpose, the parties shall use their best efforts to cause any determination of the value to be made within 10 business days after the date on which the value is to be measured. The determination by the investment banking firm selected in the manner set forth above shall be conclusive.

     "Beneficially Own" with respect to any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act, as in effect on the date hereof, without limitation by the 60-day provision in paragraph (d)(1)(i) thereof). The terms "Beneficial Ownership" and "Beneficial Owner" have correlative meanings.

     "Change in Control" means the occurrence of any of the following events:

          (a) the direct or indirect purchase or acquisition by any Person or 13D Group (other than an Excluded Person) of Beneficial Ownership of Voting Securities or Common Securities of the Company if, after giving effect to such acquisition, such Person or 13D Group would Beneficially Own Voting Securities or Common Securities representing an Equity Percentage of 30% or more on a fully diluted basis;

          (b) the consummation by the Company or any of its Subsidiaries of a merger, consolidation or other business combination with any Person (other than an Excluded Person) that requires the approval of the holders of the Company's capital stock, whether for such transaction or the issuance of securities in such transaction, if immediately after giving effect to such transaction, the Persons who Beneficially Owned Voting Securities or Common Securities immediately prior to such transaction Beneficially Own in the aggregate Voting Securities or Common Securities (or voting securities or common securities in the case of a surviving entity other than the Company) representing a Voting Ownership Percentage or a Total Ownership Percentage (or voting power or common equity ownership of common securities in the case of a surviving entity other than the Company) on a fully diluted basis of less than 50% immediately after giving effect to such transaction;

          (c) the consummation by the Company of a plan of complete liquidation or dissolution of the Company;

          (d) the sale of all or substantially all of the Company's assets to any Person (other than an Excluded Person); or

          (e) the sale or transfer of all or substantially all of the Company's rights related to the manufacture and sale of products in the Company's Routine Product or Specialty Product division, as such terms are defined in the Distribution Agreement, to any Person (other than an Excluded Person).

     "Change in Control of the Purchaser" shall mean any of the following: (i) a merger or consolidation to which the Purchaser is a party if the shareholders of the Purchaser immediately prior to the effective date of such merger or consolidation have Beneficial Ownership of voting securities representing less than 50 % of the Total Voting Power of the surviving corporation following such merger or consolidation; (ii) an acquisition by any person, entity or group of direct or indirect Beneficial Ownership of voting securities of the Purchaser representing 40 % or more of the Total Voting Power of the Purchaser then issued and outstanding; (iii) a sale of all or substantially all the assets of Purchaser; (iv) a liquidation of Purchaser; or (v) a change in the composition of the Board of Directors of the Purchaser such that during any consecutive 24-month period, directors who are members of the Board at the beginning of such 24-month period, or their successors who were elected, nominated or recommended by at least a majority of the Board of Directors as constituted at the time of their appointment to the Board, cease to constitute at least a majority of the Board of Directors.

     "Change in Control Transaction" means a transaction which, if consummated, would result in a Change in Control.

     "Change in Control  Price Per Share" has the  meaning  set forth in
Section 7.4.

     "Closing" has the meaning set forth in Section 2.1.

     "Closing Date" has the meaning set forth in Section 2.1.

     "Common Stock" has the meaning set forth in Section 1.1.

     "Common Securities" means the Common Stock, the Preferred Stock and any other securities of the Company (excluding non-voting securities (other than capital stock) issued to directors, officers or employees of the Company as compensation) to the extent to which such securities by the terms thereof (i) are not effectively limited in amount as to dividends or amounts payable upon liquidation of the Company or (ii) are otherwise a substantial equivalent of Common Stock as to dividends or upon liquidation of the Company or upon consummation of a merger or other extraordinary transaction in which the outstanding shares of Common Stock participate.

     "Company" has the meaning set forth in the recitals hereof.

     "Continuously Effective," with respect to a specified registration statement, shall mean that such registration statement shall not cease to be effective and available for transfers of Registrable Securities thereunder for longer than either (i) any ten (10) consecutive business days, or (ii) an aggregate of fifteen (15) business days during the period specified in the relevant provision of this Agreement.

     "Current Facility" means the equipment and space used in the operation of the business prior to the effective date hereof, including the approximately 60,000 square feet of building space leased by the Company, and the surrounding property leased, controlled, or used by the Company at 5301 Departure Drive, Raleigh, North Carolina, 27616.

     "Demand Registration" shall have the meaning set forth in Section 7.6(a).

     "Distribution Agreement" has the meaning set forth in Section 7.4.

     "Environment" shall mean soil, surface waters, groundwaters, land, stream sediments, surface or subsurface strata, indoor or outdoor air, and any environmental medium.

     "Environmental Condition" shall mean any condition with respect to the Environment on or off the Facilities, whether or not yet discovered, which could or does result in any damage, loss, cost, expense, claim, demand, order, or liability to or against the Company or the Purchaser by any third party (including, without limitation, any government authority), including, without limitation, any condition resulting from the operation of the Company's business and/or the operation of the business of any other property owner or operator in the vicinity of the Facilities and/or any activity or operation formerly conducted by any person or entity on or off the Facilities.

     "Environmental Law" shall mean any statute, rule, regulation, ordinance, decree, or order of any Governmental Entity or court, including common law, relating to (i) the control of any potential pollutant, pathogen, or waste; (ii) protection of the Environment; or (iii) protection of public or occupational health and safety, whether any of the foregoing are enacted or promulgated at the federal, state, or local level, including but not limited to, the terms, conditions, restrictions, and obligations imposed by any Environmental Permit (as defined below). The term "Environmental Law" shall include, but not be limited to, the following statutes and regulations promulgated thereunder: the Clean Air Act, 42 U.S.C. ss. 7401 et seq., the Clean Water Act, 33 U.S.C. ss. 1251 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C. ss. 1101 et seq.("SARA"), the Toxic Substances Control Act, 15 U.S.C. ss. 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. ss. 300f et seq., the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), and any state, county, or local statues, regulations, or ordinances similar thereto.

     "Environmental Permits" has the meaning set forth in Section 3.9(b).

     "Equity Percentage" means, with respect to any Common Securities calculated at any particular point in time, the ratio, expressed as a percentage of (a) the total number of shares of Common Stock included in, or issuable upon conversion of (whether or not then convertible), or otherwise constituting the economic equivalent of, such Common Securities over (b) the total number of shares of Common Stock then outstanding and the number of shares of Common Stock issuable upon conversion of (whether or not then convertible), or otherwise constituting the economic equivalent of, all outstanding Common Securities.

     "Exchange Act" has the meaning set forth in Section 3.5.

     "Excluded Person" shall mean (i) any member of the Purchaser Group,
(ii) any wholly owned Subsidiary of the Company, or (iii) any underwriter temporarily holding Common Securities in connection with a public offering of such securities.

     "Facilities" means either the Current Facility or the New Facility or both of them.

     "Governmental Entity" means any government or any agency, bureau, board, commission, court, department, political subdivision, tribunal, or other instrumentality of any government (including any regulatory or administrative agency), whether federal, state or local, domestic or foreign.

     "Group" shall have the meaning comprehended by Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder.

     "Inclusion Notice" has the meaning set forth in Section 7.6(a).

     "Indemnified Party" has the meaning set forth in Section 7.6(f).

     "Indemnifying Party" has the meaning set forth in Section 7.6(f).

     "Intellectual Property" means any and all, whether domestic or foreign, patents, patent applications, patent rights, trade secrets, confidential business information, formulae, processes, copyrights, software methodologies, claims of infringement against third parties, licenses (other than software or similar licenses commercially available), permits, license rights, contract rights with employees, consultants and third parties, joint venture rights or rights under any contract or agreement involving the license or transfer of technology (whether to or from the Company or its Subsidiaries with third parties), rights of priority, goodwill, Trademarks, trademark rights, works of authorships, inventions and discoveries, and other such rights generally classified as intangible, intellectual property assets in accordance with generally accepted accounting principles; provided that when used with respect to the Company or its Subsidiaries, the term refers to Intellectual Property used or held for use in or required for use in connection with the business of the Company or its Subsidiaries as now operated or as proposed to be operated by the Company or its Subsidiaries in the future.

     "Intellectual Property Agreements" means all agreements, arrangements or understandings (whether written or oral) pursuant to which the Company or any Subsidiary has either purchased, sold, licensed, secured or disposed of rights in Intellectual Property from or to another Person or agreed to do any of the foregoing (other than licenses to commercially available off-the-shelf computer software acquired or entered into by the Company or any Subsidiary in the ordinary course of business).

     "Material Adverse Effect" means any material adverse effect on the financial condition, business or operations of the Company and its Subsidiaries taken as a whole.

     "NASD" has the meaning set forth in Section 3.6.

     "NASDAQ" has the meaning set forth in Section 7.8.

     "New Facility" means the equipment and space to which the Company has moved the operation of the business, the approximately 60,000 square feet of building space leased by the Company, and the surrounding property leased, controlled or used by the Company at 9401 Globe Center, Morrisville, North Carolina 27560.

"Order" means any judgment, decree, order, writ, award, ruling, stipulation, injunction or determination of an arbitrator or court or other Governmental Entity.

     "Original Shares" means the 600,000 shares of common stock of the Company previously acquired by Chiron Diagnostics Corporation (predecessor to the Company) as a result of the Company's exchange offer in 1998.

     "Participating Holders" has the meaning set forth in Section 7.6(a).

     "Permit" shall mean any permit, license, approval, consent, or authorization issued by a federal, state, or local Governmental Entity pursuant to Environmental Law, and any term, condition, restriction, or obligation imposed thereby.

     "Person" means any individual, corporation, company, association, partnership, joint venture, limited liability company, trust or unincorporated organization, group (within the meaning of Rule 13d-5 under the Exchange Act) or a government or any agency or political subdivision thereof (whether foreign, federal, state, local or otherwise).

     "Pre-Approved Persons" has the meaning set forth in Section 7.3(b).

     "Preferred Stock" has the meaning set forth in Section 3.2.

     "Pro Rata Share" has the meaning set forth in Section 7.9.

     "Proposal" means any inquiry, indication of interest, proposal or offer made to the Company or publicly disclosed by any Person relating to any Change in Control Transaction.

     "Proprietary Information" means: all financial information, marketing information, sales information, customer information, raw materials, know-how, drawings, compositions, manufacturing and other specifications, analytical procedures, flow sheets, reports, market studies, preclinical and clinical test results, FDA and other regulatory submissions, software and other medical, research, technical, and marketing information disclosed, directly or indirectly, by either party or any of its Affiliates to the other party, retroactively to December 17, 1997, in writing, marked "Confidential",
"Proprietary" or the like, or, if transmitted orally or by observation of equipment or other material, confirmed by a writing so marked within sixty (60) days of its disclosure, or which by its nature is information normally intended to be held in confidence, unless the same: (a) is or becomes public knowledge through no fault of the receiving party; (b) is legally in the possession of the receiving party prior to receipt from the disclosing party; (c) is subsequently and lawfully received from a third party without its breach of any nondisclosure obligation; (d) is independently developed by employees of the receiving party who have had no access to the Proprietary Information of the disclosing party; or (e) is required to be disclosed by order of a court or administrative agency, provided that in such event the party that is subject to the required disclosure furnish the other party with adequate notice. Notwithstanding the immediately preceding sentence, the Company agrees that all new materials and other information which the Purchaser or its predecessor provided to the Company prior to December 17, 1997, shall be treated as Proprietary Information.

     "Purchase Price Per Share" has the meaning set forth in Section 1.2.

     "Purchaser" has the meaning set forth in the recitals hereof.

     "Purchaser Group" shall mean (a) the Purchaser, (b) any Subsidiary of the Purchaser, (c) any Affiliate of the Purchaser controlled by the Purchaser such that the Purchaser has the legal or contractual power (including, without limitation, through negative control or through the Purchaser's designees or representatives on the board of directors or other governing body of such Affiliate or under the articles of incorporation or other constituent documents of such Affiliate or as a result of the voting rights of any securities or other instruments issued by such Affiliate) to cause such Affiliate to comply with the terms of this Agreement applicable to the Purchaser, and (d) any Person with whom the Purchaser or any Person included in the foregoing clauses (b) or (c) is part of a 13D Group.

     "Purchaser Nominee" has the meaning set forth in Section 7.3(a).

     "Register," "registered," and "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering by the SEC of effectiveness of such registration statement or document.

     "Registrable Securities" shall mean (A) the Shares, (B) the Original Shares and (C) any shares of Common Stock issued as (or issuable upon the conversion of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in replacement of the Common Stock described in clauses (A), (B) and (C) above. In the event that the Common Stock is converted into any other security pursuant to any merger, consolidation, recapitalization, liquidation or other similar transaction, and if any securities are distributed in respect of any Registrable Securities, then all of such securities shall be considered Registrable Securities for purposes of this Agreement.

     "Registration Expenses" shall have the meaning set forth in
Section 7.6(e).

     "Regulatory Approvals" means any and all certificates, permits, licenses, franchises, concessions, grants, consents, approvals, orders, registrations, authorizations, waivers, variances or clearance from a Governmental Entity.

     "Release" shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the Environment.

     "Securities Act" has the meaning set forth in Section 2.2.

     "SEC" has the meaning set forth in Section 3.5.

     "SEC Reports" means (i) the Company's Annual Report on Form 10-K for the fiscal years ended December, 2000, 1999 and 1998; and (ii) each registration statement, report on Form 8-K and Form 8-A, proxy statement, information statement or other document, report or statement filed by the Company or any of its Subsidiaries with the SEC since January 1, 1998, in each case in the form (including financial statements, schedules, exhibits and any amendments thereto) filed with the SEC.

     "Shares" has the meaning set forth in Section 1.2.

     "Subsidiary" means, as to any Person, any other Person more than fifty percent (50%) of the shares of the voting securities or other voting interests of which are owned or controlled, or the ability to select or elect more than fifty percent (50%) of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries or by such first Person and one or more of its Subsidiaries. A Subsidiary that is directly or indirectly wholly-owned by another Person except for directors' qualifying shares shall be deemed wholly-owned for purposes of this Agreement.

     "Substances" means any pollutant, toxic substance, hazardous substance, hazardous material, pathogen, radioactive substance, solid waste, hazardous waste, biological waste, petroleum, or petroleum substance as defined in or regulated pursuant to any Environmental Law enacted on or prior to the date hereof.

     "13D Group" shall mean any group of Persons who, with respect to those acquiring, holding, voting or disposing of Voting Securities would, assuming ownership of the requisite percentage thereof, be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act, or who would be considered a "person" for purposes of Section 13(g)(3) of the Exchange Act. "13D Group" when used with reference to standards or tests that are based on securities other than Voting Securities shall have the foregoing meaning except that the words "Voting Securities" in the second line of the definition of "13D Group", in the case of standards or tests based on "securities of the Company", shall be replaced with the words "securities of the Company".

     "Tender Notice" has the meaning set forth in Section 9.2(a).

     "Tender Date" has the meaning set forth in Section 9.2(a).

     "Threat of Release" shall mean a substantial likelihood of a Release that requires action to prevent or mitigate damage to the Environment that may result from such Release.

     "Total Ownership Percentage" means, with respect to any Person calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the total number of shares of Common Stock Beneficially Owned by such Person and issuable upon conversion of (whether or not then convertible), or otherwise constituting the economic equivalent of, all Common Securities Beneficially Owned by such Person, over (b) the total number of shares of Common Stock then outstanding and the number of shares of Common Stock issuable upon conversion (whether or not then convertible) of, or otherwise constituting the economic equivalent of, all outstanding Common Securities.

     "Total Voting Power" means the total number of votes which may be cast in the election of directors of a Person at any meeting of shareholders of the Person if all securities entitled to vote in the election of directors of the Person were present and voted at such meeting (other than votes that may be cast only upon the happening of a contingency) plus, without duplication of any Votes otherwise taken into account, the number of Votes attributable to any voting securities issued by the Person since the most recent meeting of shareholders of the Person.

     "Trademark" shall mean any word, name, symbol or device or any combination thereof, whether or not registered, used to identify and distinguish a Person's goods or services, including unique products, from those manufactured or sold by others and to indicate the source of the goods or services, even if that source is unknown.

     "Transfer" shall mean and include the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a "Transfer."

     "Transfer Notice" has the meaning set forth in Section 9.1(a).

     "Transfer Price" has the meaning set forth in Section 9.1(a).

     "Underwriters' Representative" shall mean the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters' Representative by the co-managers.

     "Votes" shall mean, at any time, with respect to any Voting Securities, the total number of votes that would be entitled to be cast by the holders of such Voting Securities generally (by the terms of such Voting Securities, the Articles of Incorporation or any certificate of designations for such Voting Securities) in a meeting for the election of Directors held at such time, including the votes that would be able to be cast by holders of shares of any preferred stock.

     "Voting Ownership Percentage" shall mean, calculated at a particular point in time, the Voting Power represented by the Voting Securities Beneficially Owned by the Person whose Voting Ownership Percentage is being determined.

     "Voting Power" shall mean, calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities with respect to which the Voting Power is being determined to (b) Total Voting Power of the Company.

     "Voting Securities" means the shares of Common Stock, the Preferred Stock and any other securities of the Company entitled to vote generally for the election of directors, and any securities (other than employee stock options) which are convertible into, or exercisable or exchangeable for, Voting Securities.

     "Warrants" shall mean those certain warrants to purchase shares of the Common Stock issued pursuant to that certain Preferred Stock and Warrant Purchase Agreement dated as of February 24, 2000.

     Section 11. Miscellaneous

     11.1 Termination of Agreement.

          (a) The Company may terminate its obligation to perform or observe any of its covenants and agreements hereunder if the Purchaser violates any of the covenants or agreements of the Purchaser under this Agreement or the Distribution Agreement, and the Purchaser may terminate its obligations to perform or observe any of its covenants and agreements hereunder if the Company violates or fails to perform any of the covenants or agreements of the Company under this Agreement; provided, however, that the Company or the Purchaser, as the case may be, may not terminate any of its obligations under this Agreement pursuant to this sentence unless it shall have delivered written notice of such default to the other party and such default shall not have been cured within 30 calendar days after the delivery of such notice.

          (b) From and after the termination of this Agreement, the covenants, obligations and agreements of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

          (c) Notwithstanding the provisions of this Section 11.1, the respective obligations of the Company and the Purchaser under Sections 7.6 and 8.7 of this Agreement shall survive any termination of this Agreement.

     11.2 Best Efforts. As long as the other party hereto is not in default of any material obligation under this Agreement, each of the Company and the Purchaser shall use its best efforts to take all actions required under any law, rule or regulation adopted subsequent to the date hereto in order that the respective agreements and covenants of the parties hereto may be carried out on a timely basis in the manner contemplated by this Agreement.

     11.3 Governing Law. This Agreement shall be governed in all respects by the laws of the State of North Carolina as applied to contracts entered into solely between residents of, and to be performed entirely within, such state.

     11.4 Survival. The representations and warranties in Sections 3 and 4 of this Agreement shall survive any investigation made by the Purchaser or the Company and the Closing, and shall expire one year after the Closing; provided that such representations and warranties shall not be construed so as to constitute representations and warranties concerning circumstances existing after the date of this Agreement (except for the representation made in Section 4.1 hereof which shall be deemed to be made by the Purchaser in connection with each purchase of shares purchased from the Company pursuant to this Agreement).

     11.5 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as otherwise provided in this Agreement, this Agreement may not be assigned by a party without the prior written consent of the other party except by operation of law and except, in the case of the Purchaser, to an Affiliate of the Purchaser, in which case the assignee shall be subject to all of the provisions of this Agreement. The Purchaser may not assign this Agreement to any pledgee of its shares of Common Stock.

     11.6 Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersede all prior agreements and understandings among the parties relating to the subject matter hereof. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

     11.7 Notices and Dates. Any notice or other communication given under this Agreement shall be sufficient if in writing and delivered by hand, by messenger or by courier, or transmitted by facsimile, to a party at its address set forth below (or at such other address as shall be designated for such purpose by such party in a written notice to the other party hereto):

                  if to the Company, to it at:

                           Pharmanetics, Inc.
                           9401 Globe Center Drive
                           Suite 140
                           Morrisville, NC  27560
                           Attention:  President
                           Fax: (919) 954-9932

                  with a copy to:

                           Larry E. Robbins, Esq.
                           Wyrick Robbins Yates & Ponton, LLP
                           4101 Lake Boone Trail, Suite 300
                           Raleigh, North Carolina   27607
                           Fax: (919) 781-4865

                  if to Purchaser, to it at:

                           Bayer Corporation
                           63 North Street
                           Medfield, Massachusetts   02052
                           Attention: Senior Vice President and General Manager, Near Patient
                           Testing Segment
                           Fax: (508) 359-3115
                  with copies to:

                           Bayer Corporation
                           63 North Street
                           Medfield, Massachusetts   02052
                           Attention: NPT Counsel
                           Fax: (508) 359-3885

                           Marilyn Mooney
                           Fulbright & Jaworski L.L.P.
                           801 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2615
                           Fax: (202) 662-4643


Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, by messenger or by courier, or, if sent by facsimile, upon confirmation of receipt.

     11.8 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such damage would not be compensable in money damages and that it would be extremely difficult or impracticable to measure the resultant damages. It is accordingly agreed that any party hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of the Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it may be entitled at law or equity, and such party that is sued for breach of this Agreement expressly waives any defense that a remedy in damages would be adequate and expressly waives any requirement in an action for specific performance for the posting of a bond by the party bringing such action.

     11.9 Further Assurances. The parties hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments or documents as any other party may reasonably request from time to time in order to carry out the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby. Neither the Company nor the Purchaser shall voluntarily undertake any course of action inconsistent with satisfaction of the requirements applicable to them set forth in this Agreement and each shall promptly do all such acts and take all such measures as may be appropriate to enable them to perform as early as practicable the obligations herein required to be performed by them.

     11.10Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by fewer than all of the parties, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

     11.11Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided, that no such severability shall be effective if it materially changes the economic impact of this Agreement on any party.

     11.12Captions. Headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be relied upon in construing this Agreement. Use of any gender herein to refer to any person shall be deemed to comprehend masculine, feminine and neuter unless the context clearly requires otherwise.

     11.13Public Statements. The Company and the Purchaser agree not to issue any public statement with respect to the Purchaser's investment or proposed investment in the Company or the terms of any agreement or covenant among them without the other party's reasonable prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation or, in the case of the Company, except as necessary to pursue discussions with other strategic Purchasers.

     11.14 Brokers.

          (a) The Company has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Company hereby agrees to indemnify and hold harmless the Purchaser from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of the Company hereunder.

          (b) The Purchaser has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The
               Purchaser hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owning to any such person or firm acting on behalf of the Purchaser hereunder,

          11.15Costs and Expenses. Each party hereto shall pay its own costs and expenses incurred in connection herewith, including the fees of its counsel, auditors and other representatives, whether or not the transactions contemplated herein are consummated.

          11.16No Third-Party Rights. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement except for such rights as may exist by virtue of any contract or other agreement existing on the date hereof.

          11.17Attorneys' Fees, The prevailing  party in any litigation  between the Purchaser and the Company involving this Agreement shall be entitled to recover from the other party its reasonable attorneys' fees and costs,

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          11.18Amendment.  Sections  7, 8, 9,  10 and 11 of that  certain  Stock
               Purchase  Agreement dated August 28, 1998 between  Cardiovascular
               Diagnostics,   Inc.  (predecessor  to  the  Company)  and  Chiron
               Diagnostics Corporation (predecessor to the Purchaser) is hereby amended and restated in their entirety in Sections 7, 8, 9, 10 and 11, respectively, of this Agreement; provided that Section 8.6(a) shall be deemed satisfied with respect to the Original Shares.





                     [The next page is the signature page.]


                                       47
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first above written.

                          PHARMANETICS, INC.



                      By:      /s/ John Funkhouser
                                   John Funkhouser
                                   President


                          BAYER CORPORATION



                      By:      /s/ Frances L. Tuttle
                                   Frances L. Tuttle
                                   Senior Vice President - Near Patient Testing


                                       48
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